GROUP CORPORATE SECRETARIAL SERVICES [redacted] TMENT
36 Robinson Road, #04-01 City Hou[redacted]
Singapore 068877
Tel : 6877 8228 Writer's DDI
Fax : 6225 4959



03029824



CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司

Our Ref : GCSS-EL/2101/03/LTR


SEC MAIL
RECEIVED
PROCESSING
SEP 0 2 2003
WASH. D.C.
155
SECTION

29 August 2003

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3009 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

3011 3-2

BY COURIER

PROCESSED
SEP 11 2003
THOMSON FINANCIAL

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcements dated:

- 7 August 2003 (*Announcement of Half Year Results of Subsidiary Companies : M&C, CDLH, CDLI, KIC and GPHC*);
- 13 August 2003 (*News Release – CDL buys 36 choice units at CapitalLand's Imperial*);
- 21 August 2003 (*Notice of Changes in Director's Shareholding – Mr Tan I Tong*);
- 21 August 2003 (*Notice of Director's Shareholding – Mr Kwek Leng Beng*);
- 22 August 2003 (*Press Statement – News Reports on CDL Managing Director's Comments on Property Sale Published & Broadcast on 21 and 22 August 2003*);
- 25 August 2003 (*Notice of Director's Shareholding – Mr Sim Miah Kian*);
- 25 August 2003 (*Announcement of 2003 Interim Results for the six months ended 30 June 2003 of Subsidiary Company, City e-Solutions Limited*);
- 27 August 2003 (*Notice of Director's Shareholding – Mr Kwek Leng Joo);*

dlw 9/8

.../2

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746

http://www.cdl.com.sg

- 27 August 2003 (*Mandatory Unconditional Offer (the "Offer") to acquire all the issued ordinary shares in the capital of Target Realty Limited ("TRL")*) and

- 28 August 2003 (*Unaudited Second Quarter and Half Year Financial Statement Announcement of CDL*)

Yours faithfully,



ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh (without enclosures)

EL/kw

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

MASNET No. 44 OF 07.08.2003
Announcement No. 44

CITY DEVELOPMENTS LIMITED


SEC MAIL PROCESSING
SEP 0 2 2003
WASH. DC

Announcement of Half Year Results of Subsidiary Companies

7 August 2003

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2003 issued by the following companies on 7 August 2003 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH");
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC") and
5. Grand Plaza Hotel Corporation ("GPHC").


M&CFinal interims


CDLH Preliminary Half Year


CDLH Chairman's Review Half Yea


CDLH Media Releas


CDLI Preliminary Half Year


CDLI Chairman's Review Half Yea


KIC Preliminary Half Year 2


KIC Chairman's Review Half Year


GPHC.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong

Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 07/08/03 to the SGX

7 August 2003

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

Millennium & Copthorne Hotels plc today presents its results for the six months ended 30 June 2003.

Group results

- Group turnover £243.0m (2002: £283.8m)
- Group operating profit £15.5m (2002: £44.2m)
- Net profit on sale of fixed assets £0.4m (2002: £nil), principally:
    - Profit of £6.1m on sale of non-core assets in London and China
    - Provision of £4.8m against a loan note receivable on a hotel disposal in Florida, USA
- Pre-tax loss £6.3m (2002: profit of £25.6m)
- Loss per share 2.2p (2002: Earnings per share of 4.6p)
- Interim dividend maintained at 4.2p per share (2002: 4.2p)

Operational overview

- Ongoing tight control on costs
- Asian business improving following the containment of SARS
- Improvement in trading in the United States and Europe since the end of the war in Iraq
- Millenium Hilton in New York performing well following reopening in May

Commenting today, Mr Kwek Leng Beng, Chairman, said:

"Today's results reflect the significant impact of the war in Iraq and the outbreak of SARS on the industry. I am glad to note that both the war and the SARS epidemic, which lasted a shorter period than anticipated, are over now. I believe that the hotel industry, barring circumstances beyond its control, is on the road to recovery – with growing occupancies to be followed by better rates.

"There are relatively few new hotels being built and we remain confident that our ownership of quality assets in key gateway cities makes us uniquely placed to benefit from the continued improvement in trading."

Enquiries to:

John Wilson, Chief Executive Millennium & Copthorne Hotels plc	020 7404 5959 (7 August)
David Thomas, Group Finance Director Millennium & Copthorne Hotels plc	020 7404 5959 (7 August)
Nick Claydon/Kate Miller/Chi Lo Brunswick Group Limited	020 7404 5959

A copy of the press release and analyst presentation will be available on http://www.millenniumhotels.com. An audio webcast of the results presentation to analysts and investors will be available on www.millenniumhotels.com and www.cantos.com

Photographs are available on www.newscast.co.uk

MILLENNIUM & COPTHORNE HOTELS PLC
RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

OVERVIEW

On 21 May 2003 we provided a quarterly trading update in which we emphasised that the build up to the war in Iraq and the subsequent conflict had a severe impact on our results. The effect of the Iraq conflict was compounded by the SARS outbreak in the second half of March which significantly affected our operations in Asia. The virus had a major impact from the third week in March through until mid-June and in the second quarter we saw a dramatic fall in occupancy in our Asian properties.

Since the cessation of major hostilities in early May, there has been an on-going improvement in the business environment in Europe and the USA from the low point of April. The SARS outbreak has now been contained and all countries in the Asia region have now been declared SARS free by the World Health Organisation. In addition, governments in the region are investing substantial resources in promoting tourism to their countries and business is improving gradually. We are beginning to see a quicker return of corporate customers in Asia than anticipated while we note the leisure market is coming back more gradually.

The Millenium Hilton in New York has been closed since 11 September 2001. The hotel was reopened in May and all of the rooms are now available. The property is rapidly regaining its market share position and has had an average occupancy during the opening period in excess of 70%.

Although the trading performance of the hotel since it reopened has been better than expected, it incurred a net loss of US$11.3m (£7.0m) in the first half of 2003 due to on-going fixed expenses, pre-opening costs and legal fees, compared to a net profit of US$4.5m (£3.1m) in 2002. This is reported as other operating expenses. We expect the hotel to return to profitability during the second half of 2003.

We have taken strong action to mitigate the effects of these challenging market conditions. Throughout the period we remained committed to maintaining our position in the marketplace by driving sales at a local level. Our cost base was further reduced by reorganising certain functions in the business, redundancies and restricting expenses. We also maintained a tight control on capital expenditure.

The Group has considerable financial strength and, notwithstanding the impact on the Group of the Iraq conflict and the SARS virus, the Group has net assets of £1.4bn (30 June 2002: £1.5bn) and gearing stands at 54% (30 June 2002: 49%).

For the six months to 30 June 2003 we incurred a pre tax loss of £6.3m (2002: profit of £25.6m). The loss per share was 2.2p (2002: earnings of 4.6p). Not withstanding this loss we are maintaining the interim dividend at 4.2p per share (2002: 4.2p per share). We will continue to keep our cash resources under close review in these uncertain times.

REVIEW OF OPERATIONS

Group performance

Our turnover for the first six months of 2003 was £243.0m (2002: £283.8m). Group operating profit was £15.5m (2002: £44.2m). Occupancy for the Group (including the Millenium Hilton) was 61.1% (2002: 66.3%) and the average room rate was £60.74 (2002: £67.26) resulting in a RevPAR of £37.11 (2002: £44.59). The Group GOP margin was 27.5% (2002: 34.5%).

In order to assist the understanding of our key operating statistics we are presenting "like for like" statistics in constant currency. These are set out in the appendix.

On this like for like (LFL) basis, with constant rates of exchange, occupancy was 61.0% (2002: LFL 65.9%) and the average room rate was 7.6% down at £60.38 (2002: LFL £65.36) resulting in a RevPAR of £36.83 (2002: LFL £43.07).

Our performance takes into account a profit on the sale of fixed assets of £0.4m which principally comprises two items:

- the previously reported disposal of non-core assets; a staff hostel in London and a partly built hotel in China. The combined net profit on these sales was £6.1m.

- a provision against a loan note on a hotel in Florida sold as part of the disposal programme following the Regal acquisition. Part of the consideration was in the form of a loan note to the Group secured on the property. The purchaser has now filed for protection from bankruptcy under Chapter 11 and the Group has therefore decided that it is prudent to make a provision of £4.8m against the loan note.

UNITED STATES

New York

Occupancy for the region was maintained at 82.6% (2002: LFL 82.6%). However, the average rate was £96.20 (2002: LFL £108.42) and the resultant RevPAR was £79.46 (2002: LFL £89.55).

Our occupancy has remained high, despite the severe winter weather in February and the Iraq conflict, because we have consistently followed a policy of driving volume through tactical marketing.

The Millenium Hilton re-opened on 5 May as a "brand new" hotel following US$35m of capital expenditure. The rooms were brought into service on a rolling basis and all rooms are now available. It is now the landmark hotel of the financial district and is performing ahead of our expectations.

The legal action with the insurance company has not been settled and we have therefore not recognised any business interruption income from this hotel in 2003. In the event that the dispute is settled and further insurance proceeds are forthcoming, we will book them on a received basis. The court hearing is currently scheduled for October 2003.

We are now seeing a number of external stimulants to the hotel industry in New York City: flights are relatively cheap as the airlines try to attract business, the Iraq war is over and people are more comfortable to travel as they become accustomed to increased levels of airport security. Our expectation is that the relatively high occupancy levels will eventually stimulate increases in average rates.

Regional US

The occupancy for the region improved to 54.6% (2002: LFL 51.2%). The average rate was £58.99 (2002: LFL £66.63) and the resultant RevPAR was £32.21 (2002: LFL £34.11).

Overall the performance of the region's hotels was encouraging, given the difficult circumstances in which they were operating. Significant rises in occupancy offset the pressure on average rates to produce an increased RevPAR in the first quarter, although the second quarter was more difficult as trading was affected by the war in Iraq and SARS, particularly in Los Angeles which is a gateway from Asia.

Whilst US domestic air travel volumes are still lower than in 2002, the position is improving as business demand strengthens and internal travellers become accustomed to the increased levels of security at airports. In June and July we have seen some encouraging trends in the regional US market both in terms of improved occupancy and rate at certain of our hotels. We completed our extensive refurbishment of these properties in mid 2001 and, now that there are clear signs of recovery in the regional US market, we are seeing the benefits of our investment.

On 31 March 2003 we acquired the remaining 60% of the share capital held by the limited partners in The Sunnyvale Four Points Hotel, California for a net consideration of US$4.2m (£2.6m). This 378 room hotel is now wholly owned by the Group and will give us greater flexibility going forward.

EUROPE

London

The occupancy for the region was 74.5% (2002: LFL 81.8%). The average rate was £73.63 (2002: LFL £79.48) and the resultant RevPAR was £54.85 (2002: LFL £65.01).

The London hotel market has been difficult for some time because, although volume remains high, there is continued pressure on average rates. The first half of 2003 saw in-bound business from the United States further reduced and the SARS virus curtailed the number of visitors from Asia in the second quarter. In spite of these factors we have continued with our policy of making tactical price reductions rather than wholesale cuts.

Our results in this region are being significantly affected by the Copthorne Tara in Kensington. The hotel lost 16,000 aircrew room nights in the first half of 2003 as a consequence of the reduced numbers of flights to and from the UK. Some of these were replaced by tour groups who, in turn, are also negotiating lower rates as the group travel market remains highly competitive. We believe that the worst is now behind us as flight schedules revert gradually back to previous levels.

Our food and beverage revenue was given a significant boost by the opening of Brian Turner's restaurant at the Millennium Hotel London Mayfair in April. Brian Turner's unique style of cuisine is attracting significant new business into the restaurant and hotel.

Rest of Europe

The occupancy for the region was 68.4% (2002: LFL 67.7%). The average rate was £68.31 (2002: LFL £72.63) and the resultant RevPAR was £46.72 (2002: LFL £49.17). Whilst occupancies are being maintained at 2002 levels we are still seeing some pressure on rate, although not to the same degree as in other regions.

Provincial UK business levels are less affected by air travel and occupancies improved marginally, although our two hotels near Gatwick airport continue to experience pressure on RevPAR. The leisure market in Provincial UK is very price sensitive and the market has seen a number of special offers which have had the effect of reducing our average rate for these hotels by 6.7%.

Our Paris hotels saw a combined fall in RevPAR of £5.68, due largely to the oversupply at Charles de Gaulle airport which has affected our Millennium hotel there. The Millennium Paris Opera is trading well in a difficult market. The RevPAR of our two properties in Germany remained approximately the same as in 2002 and the operating loss in our German hotels was £1.8m (2002: £1.8m).

ASIA

The occupancy for the region was 48.0% (2002: LFL 66.2%). The average rate was £52.79 (2002: LFL £59.22) and the resultant RevPAR was £25.34 (2002: LFL £39.20).

The SARS virus had a major effect on Singapore and Hong Kong from the second half of March and other countries, such as Taiwan, were not affected until April. The impact of both the war and SARS were mitigated by cost cutting measures such as a shorter working week for staff, moth-balling of guest rooms and the closure of unprofitable outlets. It is encouraging to report that business levels in the Asia region are clearly recovering, although the leisure market is still feeling the effects of SARS.

In Singapore, occupancies are now starting to recover from the effect of SARS. At the height of the epidemic they were running at around 25% but improved to nearly 44% in June and we have re-opened floors that were closed during the SARS crisis. RevPAR from 1 April to 30 June dropped 54% compared to the first quarter and GOP fell by 64%. We are beginning to see the return of corporate customers and, although room rates remain under pressure, we expect to see upward movements once occupancies return to more normal levels.

Prior to the SARS outbreak we were in the process of completely refurbishing The Kings Hotel Singapore. However, as a result of SARS, we felt it prudent to delay some of the capital expenditure until trading conditions improved. We now expect to complete the work by the year end.

In the first quarter the Grand Hyatt Taipei was our best performing Asian hotel with a 4% increase in RevPAR. However, the SARS virus affected the second quarter performance significantly and we are only now beginning to see a recovery in the position. Taiwan was impacted by SARS later than most other Asian countries and, although it will therefore be one of the last to recover, it is doing so quickly. Rooms revenue in the second quarter fell by 74% and food and beverage revenue was down 46%. RevPAR at the hotel in the month of July was down by 14% compared to a 79% fall in June. Given the quality of this property we are confident that it will return to the business levels previously experienced and the outlook for the remainder of 2003 at this property is more encouraging, particularly for the banqueting business in the last quarter.

Given that South Korea was not affected by SARS, we are disappointed with the performance of our hotel in Seoul. Volumes and average rates have reduced due, in part, to a decline in intra-regional travel, particularly from Japan. We are beginning to see more intra-regional travel to Seoul.

Our two properties in Hong Kong were our worst affected assets during April and May but occupancies have improved in June and July.

AUSTRALASIA

The occupancy for the region was 68.4% (2002: LFL 70.7%). The average rate was £36.29 (2002: LFL £34.70) and the resultant RevPAR was £24.82 (2002: LFL £24.53).

We remain very pleased with the performance of our New Zealand properties which have increased their RevPAR by 1.2%, despite a fall in the number of in-bound Asian visitors following the SARS epidemic.

The Millennium Sydney has now closed and the conversion of one of the towers to residential accommodation has begun. Early sales of the apartments progressed well and we had expressions of interest on over half of them before the hotel closed. However, in the wake of SARS, we had a number of cancellations. We are now encouraged by the pick up in sales again, following the containment of the virus. We are continuing to evaluate our options regarding the second tower.

Our retail centres in Sydney continue to perform well and we have seen good results from our land redevelopment business in New Zealand.

CURRENT TRADING AND PROSPECTS

The first six months of 2003 has been particularly difficult for the Group. The build-up to and the subsequent conflict in Iraq was accompanied by the dramatic effect of SARS in Asia. The Group has continued to drive sales at our hotels and maintain a sharp focus on our costs.

Group RevPAR for the month of July was 8% down compared to 2002. We are making steady progress in all of our regions, particular in Asia where airlines are reinstating flights cancelled during the SARS epidemic, intra-regional travel is rising and economic growth expectations are improving.

However, the market remains challenging and in the medium term we retain our conservative outlook, but expect the Group to return to profit in the second half of the year.

There are relatively few new hotels being built and we remain confident that our ownership of quality assets in key gateway cities makes us uniquely placed to benefit from the continued improvement in trading.

Our next trading update will be in November when we will announce the trading results for the third quarter.

Kwek Leng Beng
Chairman
7 August 2003

REVIEW OF FINANCE

Results

The total turnover for the six months was £268.7m (2002: £320.2m) including £25.7m (2002: £36.4m) as a share of the turnover of joint ventures. The Group operating profit was £15.5m (2002: £44.2m).

Joint ventures and associates

The share of operating profits of joint ventures and associates for the six months were £0.6m (2002: £5.2m) and £nil (2002: £0.2m) respectively. The reduction in the share of operating profit principally reflects the effect of the Iraq war and the SARS virus on these hotels.

Gain on sale of fixed assets

This is comprised of:

- a £6.1m profit on sale of a staff hostel in London and a partly built hotel in China;
- a £4.8m provision against a loan note on a hotel in Florida sold as part of the disposal programme following the Regal acquisition. Part of the consideration was in the form of a loan note to the Group secured on the property. The purchaser has now filed for protection from bankruptcy under Chapter 11 and the Group has therefore decided that it is prudent to make this provision;
- £0.9m of other losses on disposal.

Interest

Group total interest receivable and similar income was £2.2m (2002: £4.7m). Total interest payable was £25.0m (2002: £28.7m).

The Group interest payable (excluding joint ventures and associates) was £22.4m (2002: £25.2m). The reduction in interest payable compared to last year is largely as a result of lower average interest rates during the period.

Of the total interest payable, £2.6m (2002: £3.3m) was in respect of the Group's share of the interest payable by joint ventures and £nil (2002: £0.2m) was in respect of the Group's share of the interest payable by associated undertakings. The total interest payable for associates and joint ventures reduced as a result of the reduction of prevailing interest rates in the US and Hong Kong.

The total net interest cost for the year was £22.8m (2002: £24.0m), which was covered 0.7 times (2002: 2.1 times) by profits, including our share of operating profits of joint ventures and associated undertakings, of £16.1m (2002: £49.6m).

The Group (excluding joint ventures and associates) has fixed and variable rate interest hedging arrangements on US dollar loans outstanding at 30 June of US$526m. These US$ hedging arrangements were entered into in September 2000. They have a blended cost of 6.8% compared to 2.7% if no such arrangements were in place. The increased annual cost is approximately £13m. This arrangement will cease in December 2005 when the interest rate will become US Federal rate plus between 150 and 200 basis points. The other group loans have a blended cost of approximately 4.6%.

Taxation

The effective rate of taxation for the period is 25.4% (Full year 2002: 23.9%) and we are reporting a tax credit of £1.6m (six months to 30 June 2002: charge of £7.3m).

Capital expenditure

The cash outflow on capital expenditure for the period was £20.5m (2002: £12.4m), of which £11.6m (2002: £1.1m) related to the refurbishment of the Millenium Hilton. Our already well maintained portfolio and the completion of a number of major capital programmes in earlier years have meant that we have been able to reduce our capital spending without having an adverse effect on the business. We anticipate that our expenditure for the year, including that amount spent on the Millenium Hilton of US$25m, will be around £30m.

Dividends and earnings per share

The directors are proposing an interim dividend of 4.2p per share (2002: 4.2p). The interim dividend will be paid on 8 October 2003 to shareholders on the register as at close of business on 22 August 2003. For the first time the Group will be offering shareholders the option of a scrip dividend.

The basic loss per share was 2.2p (2002: earnings per share of 4.6p).

Acquisition of Four Points Sunnyvale

On 31 March 2003 we acquired the remaining 60% of the share capital held by limited partners in The Sunnyvale Four Points Hotel, California for a net consideration of US$4.2m (£2.6m). The preliminary fair value of the net assets acquired was US$24.5m. The acquisition was funded from existing cash resources and the drawdown of US$20.3m of additional debt.

This 378 room hotel is now wholly owned by the Group.

Treasury

The net borrowings of the Group, as at 30 June 2003, were £712.2m (31 December 2002: £675.5m). The movement in borrowings reflects an increase in underlying net debt of £31.7m, debt of £12.6m acquired on the purchase of the Four Points Sunnyvale and underlying currency movements.

Cash flow and gearing

Net cash inflow from operations was £30.6m (2002: £59.7m). There was an overall net decrease in cash of £31.6m (2002: decrease of £14.7m), which, together with an increase of £8.5m in short term deposits, gives rise to cash balances at 30 June 2003 of £32.7m (2002: £62.5m).

The Group gearing as at 30 June 2003 was 54% (30 June 2002: 49%).

David Thomas
Group Finance Director
7 August 2003

Appendix

Consolidated profit and loss account

	6 months ended 30 June 2003 £m Unaudited	6 months ended 30 June 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
TURNOVER			
Group and share of joint ventures	**268.7**	320.2	641.1
Less share of turnover of joint ventures	**(25.7)**	(36.4)	(73.6)
GROUP TURNOVER	**243.0**	283.8	567.5
Cost of sales	**(113.7)**	(126.6)	(252.1)
GROSS PROFIT	**129.3**	157.2	315.4
Administrative expenses	**(106.8)**	(116.1)	(225.6)
Other operating (expense)/income	**(7.0)**	3.1	6.5
GROUP OPERATING PROFIT	**15.5**	44.2	96.3
Share of operating profits of joint ventures	**0.6**	5.2	12.2
Share of operating profits of associated undertakings	**-**	0.2	0.4
TOTAL OPERATING PROFIT	**16.1**	49.6	108.9
Profit on sale of fixed assets	**0.4**	-	-
Interest payable less receivable			
Group	**(20.2)**	(20.5)	(41.8)
Joint ventures	**(2.6)**	(3.3)	(6.5)
Associated undertakings	**-**	(0.2)	(0.4)
	(22.8)	(24.0)	(48.7)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**(6.3)**	25.6	60.2
Tax on (loss)/profit on ordinary activities	**1.6**	(7.3)	(14.4)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION	**(4.7)**	18.3	45.8
Minority interests - equity	**(1.6)**	(5.3)	(7.8)
(Loss)/profit for the financial period	**(6.3)**	13.0	38.0
Dividends paid and proposed	**(11.9)**	(11.9)	(35.3)
RETAINED (LOSS)/PROFIT FOR THE FINANCIAL PERIOD	**(18.2)**	1.1	2.7
Basic (loss)/earnings per share	**(2.2p)**	4.6p	13.4p
Diluted (loss)/earnings per share	**(2.2p)**	4.6p	13.4p
Dividends per share	**4.2p**	4.2p	12.5p

Consolidated statement of total recognised gains and losses

	6 months ended 30 June 2003 £m Unaudited	6 months ended 30 June 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
(Loss)/profit for the financial period	(6.3)	13.0	38.0
Loss on foreign currency translation	(17.2)	(20.4)	(62.6)
Deficit on revaluation of fixed assets	-	(2.0)	(0.3)
Total gains and losses relating to the financial period	(23.5)	(9.4)	(24.9)
Prior year adjustment	-	(62.5)	(62.5)
Total gains and losses recognised since last annual report	(23.5)	(71.9)	(87.4)

Note of historical cost profits and losses

	6 months ended 30 June 2003 £m Unaudited	6 months ended 30 June 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Reported (loss)/profit on ordinary activities before taxation	(6.3)	25.6	60.2
Difference between a historical cost depreciation charge and the actual depreciation charge for the period calculated on the revalued amount	0.2	0.2	0.5
Historical cost (loss)/profit on ordinary activities before taxation	(6.1)	25.8	60.7
Historical cost (loss)/profit for the period retained after taxation, minority interests and dividends	(18.0)	1.3	3.2

Consolidated balance sheet

	30 June 2003 £m Unaudited	30 June 2002 £m Unaudited	31 December 2002 £m Audited
FIXED ASSETS			
Tangible assets	**2,178.9**	2,263.0	2,185.4
Investments in joint ventures			
Share of gross assets	**273.5**	300.5	288.1
Share of gross liabilities	**(192.3)**	(215.0)	(205.1)
Share of minority interests	**(20.5)**	(21.4)	(21.2)
Loans to joint ventures	**35.8**	38.9	36.1
	96.5	103.0	97.9
Investment in associated undertakings	**1.4**	5.1	6.2
Investments	**0.5**	0.3	0.3
	98.4	108.4	104.4
	2,277.3	2,371.4	2,289.8
CURRENT ASSETS			
Stocks	**15.1**	17.8	15.7
Debtors falling due within one year	**68.3**	70.9	75.6
Debtors falling due after more than one year	**2.1**	9.0	2.0
	70.4	79.9	77.6
Cash and short term deposits	**32.7**	62.5	59.1
	118.2	160.2	152.4
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(88.4)**	(189.9)	(115.8)
Other liabilities	**(146.8)**	(179.9)	(176.4)
	(235.2)	(369.8)	(292.2)
NET CURRENT LIABILITIES	**(117.0)**	(209.6)	(139.8)
TOTAL ASSETS LESS CURRENT LIABILITIES	**2,160.3**	2,161.8	2,150.0
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR			
Bank loans, overdrafts and finance lease obligations	**(656.5)**	(551.7)	(618.8)
Other liabilities	**(13.2)**	(17.3)	(15.2)
	(669.7)	(569.0)	(634.0)
PROVISIONS FOR LIABILITIES AND CHARGES	**(54.5)**	(47.9)	(49.7)
NET ASSETS	**1,436.1**	1,544.9	1,466.3
CAPITAL AND RESERVES			
Called up share capital	**84.8**	84.8	84.8
Share premium account	**845.6**	845.6	845.6
Revaluation reserve	**306.5**	313.0	308.4
Profit and loss account	**78.6**	146.4	112.1
SHAREHOLDERS' FUNDS - EQUITY	**1,315.5**	1,389.8	1,350.9
MINORITY INTERESTS - EQUITY	**120.6**	155.1	115.4
TOTAL CAPITAL EMPLOYED	**1,436.1**	1,544.9	1,466.3

	6 months ended 30 June 2003 £m Unaudited	6 months ended 30 June 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
CASH FLOW STATEMENT			
Net cash inflow from operating activities	30.6	59.7	122.2
Dividends received from associated undertakings	-	-	0.2
Dividends received from joint ventures	-	-	0.1
Returns on investments and servicing of finance	(23.4)	(25.6)	(50.0)
Taxation paid	(0.6)	(5.7)	(11.6)
Capital expenditure and financial investment	(12.2)	(9.6)	(12.2)
Acquisitions and disposals	(2.6)	-	-
Equity dividends paid	(23.5)	(23.5)	(35.3)
Cash (outflow)/inflow before use of liquid resources and financing	(31.7)	(4.7)	13.4
Management of liquid resources	(8.5)	-	30.6
Financing			
Net cash from the issue of shares and purchase of minority interests	-	0.2	(37.2)
Increase/(decrease) in debt and lease financing	8.6	(10.2)	8.1
Net cash inflow/(outflow) from financing	8.6	(10.0)	(29.1)
(Decrease)/increase in cash in the period	(31.6)	(14.7)	14.9

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT			
(Decrease)/increase in cash in the period	(31.6)	(14.7)	14.9
Cash outflow/(inflow) from increase/(decrease) in liquid funds	8.5	-	(30.6)
Cash (inflow)/outflow from the (increase)/decrease in debt and lease financing	(8.6)	10.2	(8.1)
Change in net debt resulting from cash flows	(31.7)	(4.5)	(23.8)
Acquisitions	(12.6)	-	-
Deferred finance costs	0.3	-	0.2
Translation differences and other non cash movements	7.3	10.8	33.5
Movement in net debt in the period	(36.7)	6.3	9.9
Net debt at beginning of the period	(675.5)	(685.4)	(685.4)
Net debt at end of the period	(712.2)	(679.1)	(675.5)

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	6 months ended 30 June 2003 £m Unaudited	6 months ended 30 June 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Operating profit	**15.5**	44.2	96.3
Depreciation	**19.9**	19.8	39.8
Loss on disposal of fixed assets	-	0.2	0.4
Decrease in stocks	**0.6**	0.2	0.1
Decrease/(increase) in debtors	**4.9**	(8.3)	(4.3)
(Decrease)/increase in creditors	**(10.0)**	3.8	(9.7)
Decrease in provisions	**(0.3)**	(0.2)	(0.4)
Net cash inflow from operating activities	**30.6**	59.7	122.2

ANALYSIS OF NET DEBT

	As at 1 January 2003 £m	Cash flow £m	Deferred finance costs £m	Acquisitions excluding cash and overdrafts £m	Translation differences and other non cash movements £m	As at 30 June 2003 £m
Cash	46.2	(31.6)			(3.0)	**11.6**
Overdrafts	(1.8)					**(1.8)**
		(31.6)				
Short term deposits	12.9	8.5			(0.3)	**21.1**
Debt due after one year	(465.0)	(47.1)	0.3		4.1	**(507.7)**
Debt due within one year	(86.5)	85.3		(12.6)	(0.3)	**(14.1)**
Finance Leases	(18.3)	0.2			(0.5)	**(18.6)**
Bonds due after one year	(147.4)	-			5.4	**(142.0)**
Bonds due within one year	(15.6)	(47.0)			1.9	**(60.7)**
		(8.6)				
	(675.5)	(31.7)	0.3	(12.6)	7.3	**(712.2)**

ANALYSIS OF CASH FLOW FOR HEADINGS NETTED IN THE CASH FLOW STATEMENT	6 months ended 30 June 2003 £m Unaudited	6 months ended 30 June 2002 £m Unaudited	Year ended 31 December 2002 £m Audited
Returns on investments and servicing of finance			
Interest received	0.8	2.5	4.6
Interest paid	(21.4)	(23.5)	(46.5)
Loan arrangement fees paid	(0.3)	-	(2.9)
Interest element of finance lease rental payments	(0.6)	(0.6)	(1.2)
Dividends paid to minorities	(1.9)	(4.0)	(4.0)
Net cash outflow for returns on investments and servicing of finance	(23.4)	(25.6)	(50.0)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	(8.9)	(11.3)	(28.6)
Millenium Hilton New York capital expenditure	(11.6)	(1.1)	(5.1)
Insurance capital claim receipts	-	-	18.9
Purchase of development properties	-	-	(2.1)
Proceeds from the sale of development properties	1.6	2.7	0.3
Proceeds from sale of investments	2.5	-	-
Sale of properties held for resale	-	-	3.2
Sale of other fixed assets	4.2	0.1	0.3
Repayment from loans to associated undertakings and joint ventures	-	-	0.9
Net cash outflow for capital expenditure and financial investment	(12.2)	(9.6)	(12.2)
Acquisitions and disposals			
Acquisition of subsidiary undertakings	(2.6)	-	-
Net cash outflow for acquisitions and disposals	(2.6)	-	-
Management of liquid resources			
Cash withdrawn from short term deposit	(8.5)	-	30.6
Net cash inflow from management of liquid resources	(8.5)	-	30.6
Financing			
Issue of shares from the exercise of options	-	0.2	0.2
Purchase of shares in minorities	-	-	(37.4)
	-	0.2	(37.2)
Drawdown of third party loans	150.6	29.8	165.2
Repayment of third party loans	(141.8)	(38.7)	(155.0)
Capital element of finance lease repayment	(0.2)	(1.3)	(2.1)
	8.6	(10.2)	8.1
Net cash inflow/(outflow) from financing	8.6	(10.0)	(29.1)

Segmental Analysis

	6 months ended 30 June 2003 Reported currency Unaudited £m	6 months ended 30 June 2002 Reported currency Unaudited £m	Year ended 31 Dec 2002 Reported currency Audited £m
GROUP TURNOVER			
New York	**28.7**	33.9	68.0
Regional US	**52.6**	60.0	119.7
London	**31.3**	36.4	75.3
Regional Europe	**43.7**	43.5	88.6
Asia	**57.1**	81.4	157.6
Australasia	**29.6**	28.6	58.3
Group	**243.0**	283.8	567.5
OPERATING PROFIT			
New York	**1.8**	4.6	10.7
Regional US	**0.7**	4.0	8.1
London	**9.9**	11.5	24.6
Regional Europe	**3.4**	4.4	9.3
Asia	**5.5**	16.2	34.9
Australasia	**7.1**	6.8	14.4
Group	**28.4**	47.5	102.0
Other operating (expense)/income	**(7.0)**	3.1	6.5
Central costs and other items	**(5.9)**	(6.4)	(12.2)
GROUP OPERATING PROFIT	**15.5**	44.2	96.3
Share of operating profits of joint ventures	**0.6**	5.2	12.2
Share of operating profits of associated undertakings	**-**	0.2	0.4
Profit on sale of fixed assets	**0.4**	-	-
Interest payable less receivable	**(22.8)**	(24.0)	(48.7)
(LOSS)/PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION	**(6.3)**	25.6	60.2

In the six month period ended 30 June 2003 other operating expenses comprises the costs incurred as a result of the closure and reopening of the Millenium Hilton in New York. No business interruption income was recognised in the period. In both comparative periods, operating income comprises business interruption proceeds recognised in relation to the Millenium Hilton, net of depreciation, employment expenses and other variable and fixed operating costs incurred during the hotel's closure.

Notes

1. **Date of approval** These interim statements were approved by the directors on 6 August 2003. Further copies of the statements can be obtained from Millennium & Copthorne Hotels plc at Victoria House, Victoria Road, Surrey, RH6 7AF.

2. **Basis of preparation** These statements have been prepared under the historic cost convention, modified to include the revaluation of certain hotels. Preparation is in accordance with the Group's accounting policies as set out in the financial statements for the year ended 31 December 2002.

   The comparative figures for the financial year ended 31 December 2002 are not the Group's statutory accounts for that financial year but are abridged from them. Those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies. The report of the auditors was unqualified and did not contain a statement under section 237 (2) and (3) of the Companies Act 1985.

3. **Basis of consolidation** The interim statements consolidate the accounts of Millennium & Copthorne Hotels plc and its subsidiary undertakings together with the Group's share of the net assets and results of its joint ventures and associated undertakings.

   The results of the subsidiary undertakings acquired are included in the profit and loss account from the effective date of acquisition. The Group's share of the results and the net assets of its associated undertakings and joint ventures are included in the consolidated profit and loss account and balance sheet under the equity method of accounting.

4. **Taxation** A tax credit has been accrued at a rate of 25.4% (2002 full year: 23.9%).

5. **Dividends** The interim dividend of 4.2p per share will be paid on 8 October 2003 to shareholders on the register as at close of business on 22 August 2003. The ex-dividend date for the shares will be 20 August 2003. For the first time the Group will be offering shareholders the option of a scrip dividend.

6. **Earnings per share** The basic loss per share of 2.2 p (2002: earnings of 4.6p) are based on a loss of £6.3 million (2002: profit of £13.0 million) and a weighted average number of shares in issue of 282.6 million (2002: 282.6 million) being the average number of shares in issue in the period. Fully diluted loss per share of 2.2p (2002: earnings of 4.6p) are based on a weighted average number of shares in issue of 282.8 million (2002: 285.0 million) being the average number of shares in issue during the period adjusted for the exercise of share options.

Key Operating Statistics

	6 months ended 30 June 2003 Excluding Millenium Hilton	6 months ended 30 June 2002 Like For Like	6 months ended 30 June 2002	Year ended 31 December 2002
	Reported Currency	Constant Currency	Reported Currency	Reported Currency
OCCUPANCY (%)				
New York	**82.6**	82.6	82.6	83.3
Rest of USA	**54.6**	51.2	51.6	54.0
USA	**59.8**	57.0	57.6	59.7
London	**74.5**	81.8	81.8	83.1
Rest of Europe	**68.4**	67.7	67.7	68.6
Europe	**71.1**	74.0	74.0	75.0
Asia	**48.0**	66.2	66.2	66.4
Australasia	**68.4**	70.7	70.8	70.4
Group	**61.0**	65.9	66.3	67.2
AVERAGE ROOM RATE (£)				
New York	**96.20**	108.42	120.63	120.28
Rest of USA	**58.99**	66.63	74.07	70.83
USA	**68.44**	77.76	87.10	84.29
London	**73.63**	79.48	79.48	79.86
Rest of Europe	**68.31**	72.63	70.06	68.94
Europe	**70.78**	75.99	74.68	74.30
Asia	**52.79**	59.22	63.05	59.26
Australasia	**36.29**	34.70	30.91	31.46
Group	**60.38**	65.36	67.26	65.73
REVENUE PER AVAILABLE ROOM (£)				
New York	**79.46**	89.55	99.64	100.19
Rest of USA	**32.21**	34.11	38.22	38.25
USA	**40.93**	44.32	50.17	50.32
London	**54.85**	65.01	65.01	66.36
Rest of Europe	**46.72**	49.17	47.43	47.29
Europe	**50.32**	56.23	55.26	55.73
Asia	**25.34**	39.20	41.74	39.35
Australasia	**24.82**	24.53	21.88	22.15
Group	**36.83**	43.07	44.59	44.17
GROSS OPERATING PROFIT MARGIN (%)				
New York	**25.6**		26.1	32.5
Rest of USA	**19.4**		24.2	23.7
USA	**21.5**		24.9	27.0
London	**47.9**		51.2	51.4
Rest of Europe	**28.3**		30.5	30.5
Europe	**36.5**		39.9	40.1
Asia	**27.2**		39.5	38.8
Australasia	**38.6**		37.3	37.3
Group	**29.4**		34.5	35.1

Like for like statistics include

- Four Points Sunnyvale for the six months to 30 June 2002 and 2003
- Millennium Hotel Sydney for the three months ended 31 March 2002 and 2003
- Quality Hotel Willis Street Wellington for the three months ended 31 March 2002 and 2003

The Millenium Hilton is excluded from both 2002 and 2003 statistics. Including the Millenium Hilton in 2003 would produce the following statistics

OCCUPANCY (%)	
New York	**82.3**
USA	**60.1**
Group	**61.1**
AVERAGE ROOM RATE (£)	
New York	**97.24**
USA	**69.34**
Group	**60.74**
REVPAR (£)	
New York	**80.03**
USA	**41.67**
Group	**37.11**
GROSS OPERATING PROFIT MARGIN (%)	
New York	**11.1**
USA	**16.4**
Group	**27.5**

MASNET No. 44 OF 07.08.2003
Announcement No. 44


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C. 105 SECTION

CITY DEVELOPMENTS LIMITED

Announcement of Half Year Results of Subsidiary Companies

7 August 2003

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2003 issued by the following companies on 7 August 2003 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH");
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC") and
5. Grand Plaza Hotel Corporation ("GPHC").


M&CFinal interims


CDLH Preliminary Half Year


CDLH Chairman's Review Half Yea


CDLH Media Releas


CDLI Preliminary Half Year


CDLI Chairman's Review Half Yea


KIC Preliminary Half Year 2


KIC Chairman's Review Half Year


GPHC.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong

Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 07/08/03 to the SGX

PRELIMINARY ~~FULL~~/HALF YEAR REPORT ANNOUNCEMENT

CDL HOTELS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *~~Full~~/Half Year Ended 30 June 2003 (Date)

(referred to in this Report as the '**Current ~~Full~~/Half Year**')

Preliminary **~~full~~/half year** report on results (including the results for the previous corresponding **~~full~~/half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on **~~audited~~/unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer **has/~~does not have~~** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *Half/~~Full~~ Year NZ$'000	*Up/Down %	Previous Corresponding *Half/~~Full~~ Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	85,872	(7.2%)	92,554
	(b)	Other Revenue	332		450
	(c)	Total Operating Revenue	86,204		93,004
2	(a)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	15,757	13.5%	13,882
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX**	15,757		13,882
	(d)	Less tax on Operating Profit	4,196		3,316
	(e)	Operating *Surplus ~~(deficit)~~ after Tax but before Minority Intere	11,561		10,566
	(f)	Less Minority Interests	3,395		4,056
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE**	8,166	25.4%	6,510
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	11,561		10,566
	(b)	Operating *Surplus ~~(deficit)~~ and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]	3,395		4,056
	(c)	**OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	8,166	25.4%	6,510

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	332	369
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	2,659	3,235
(d)	# Interest costs capitalised in asset values	70	249
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	5,162	5,041
(g)	Write-off of intangibles	512	509
(h)	Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *HALF/~~FULL~~ YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *Half/~~Full~~ Year

NIL

(ii) Significant trends or events since end of Current *Half/~~Full~~ Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current *Half/~~Full~~ Year NZ cents	Previous Corresponding *Half/~~Full~~ Year NZ cents
Basic EPS	2.34	1.86
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

	Current	Previous Corresponding
(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

	Current	Previous Corresponding
(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/~~full~~ year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full~~ year report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

SEE ATTACHED NOTE 9

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(e) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *Half/ ~~Full~~ Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	13,313	9,162	13,764
(b) Receivables	30,651	35,296	26,055
(c) Development property held for resale within current year	10,937	17,381	12,219
(d) Inventories	1,215	1,370	1,227
(e) Other	335	582	8
(f) **TOTAL CURRENT ASSETS**	56,451	63,791	53,273
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties	115,921	109,788	107,490
(j) Property, plant and equipment	202,214	254,445	260,668
(k) Intangibles	6,288	6,761	7,225
(l) Development property held for resale after current year	79,823	21,013	29,318
(m) **TOTAL NON-CURRENT ASSETS**	404,246	392,007	404,701
(n) **TOTAL ASSETS**	460,697	455,798	457,974
11 CURRENT LIABILITIES:			
(a) Accounts payable	21,798	25,811	20,615
(b) Borrowings/bank overdraft	4,727	6,900	4,642
(c) Provisions	3,100		846
(d) Dividend Payable			
(e) **TOTAL CURRENT LIABILITIES**	29,625	32,711	26,103
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	83,530	91,944	112,632
(h) Provision for deferred taxation	5,601	5,200	5,647
(I) Other			
(j) **TOTAL NON-CURRENT LIABILITIES**	89,131	97,144	118,279
(k) **TOTAL LIABILITIES**	118,756	129,855	144,382
(l) **NET ASSETS**	341,941	325,943	313,592
12 SHAREHOLDERS' EQUITY			
(a) Share capital	430,245	430,245	430,245
(b) Reserves (i) Revaluation reserve	7,840	7,840	3,976
(ii) Other reserves	(1,697)	(7,299)	(2,227)
(c) Retained *~~surplus~~ (accumulated deficit)	(203,977)	(207,253)	(217,861)
(d) **SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY**	232,411	223,533	214,133
(e) Outside equity interests in subsidiaries	109,530	102,410	99,459
(f) **TOTAL SHAREHOLDERS' EQUITY**	341,941	325,943	313,592

STATEMENT OF CASH FLOWS FOR *HALF/~~FULL~~ YEAR

(See Note (IX) attached)

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
(a) Receipts from Customers	90,826	93,345
(b) Interest Received	332	370
(c) Dividends Received		
(d) Payments to Suppliers and Employees	(60,819)	(58,046)
(e) Interest Paid	(2,659)	(3,235)
(f) Income Taxes Paid	(2,832)	(4,728)
(g) Other		
(h) NET OPERATING CASH FLOWS	24,848	27,706
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	6,075	30
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
(d) Cash paid for purchases of property, plant and equipment	(6,435)	(6,699)
(e) Interest paid - capitalised	(70)	(249)
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other		
(i) NET INVESTING CASH FLOWS	(430)	(6,918)
15 CASH FLOWS RELATED TO FINANCING ACTIVITIES		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
(c) Repayment of borrowings	(17,418)	(13,436)
(d) Dividends paid	(6,671)	(5,164)
(e) Other		
(f) NET FINANCING CASH FLOWS	(24,089)	(18,600)
16 NET INCREASE (DECREASE) IN CASH HELD	329	2,188
(a) Cash at beginning of *half year/~~full~~ year	9,162	8,649
(b) Exchange rate adjustments to Item 16(a) above	(205)	184
(c) CASH AT END OF *HALF YEAR/~~FULL~~ YEAR	9,286	11,022

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

....

....

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Cash on Hand and at Bank	9,313	6,914
Deposits at call	4,000	6,850
Bank Overdraft	(4,027)	(2,742)
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	9,286	11,022

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/~~Full~~ Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *Half/~~Full~~ Year	Previous Corresponding *Half/~~Full~~ Year	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
			Equity Accounted	
NIL				
Other Material Interests			*Not Equity Accounted*	
NIL				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	
Reserves		
Equity carrying value of investments		

20 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF/~~FULL~~ YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	
ORDINARY SHARES:	349,598,066	349,598,066	25.00
Issued during current *half year/~~full~~ year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	

		Exercise Price	Expiry Date
OPTIONS:	NIL	NIL	
Issued during current *half year/~~full~~ year	NIL	NIL	

DEBENTURES - Totals only:	NIL	NIL
UNSECURED NOTES - Totals only:	NIL	NIL
OTHER SECURITIES	NIL	NIL

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 DIVIDENDS:
If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 ANNUAL MEETING

(Location) (if full year report)

(a) To be held at N/A

(b) Date N/A Time

(c) Approximate date of availability of Annual Report N/A

If this *half year/~~full~~ year report was approved by resolution of the Board of Directors, please indicate date of meeting: 07 August 2003

(K.E. Soh) Company Secretary

(signed by) Authorised Officer of Listed Issuer

07 August 2003

(date)

*Delete as required

CDL Hotels New Zealand Limited

Half Year ended 30 June 2003

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's
Segment Revenue	61,430	61,466	24,774	31,538	86,204	93,004
Profit for the period after taxation before Minority Interests	4,510	1,914	7,051	8,652	11,561	10,566
Segment Assets	203,535	286,232	257,162	171,242	460,697	457,474

(b) Geographic Segments

	New Zealand		Australia		Consolidated	
	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's
Segment Revenue	72,454	67,986	13,750	25,018	86,204	93,004
Profit for the period after taxation before Minority Interests	9,723	5,023	1,838	5,543	11,561	10,566
Segment Assets	254,180	259,508	206,517	197,966	460,697	457,474

CDL HOTELS NEW ZEALAND LIMITED

CHAIRMAN'S REVIEW

FOR THE HALF YEAR ENDED 30 JUNE 2003

FINANCIAL PERFORMANCE

The Directors of CDL Hotels New Zealand Limited ("the Company") announce an unaudited operating profit after tax of $8,166,000 for the six months ended 30 June 2003. This is an increase of 25.4% on the first half of the previous year. The operating profit before tax and minority interests was $15,757,000 (2002: $13,882,000), with the New Zealand Hotels operation contributing 53.9%, CDL Investments New Zealand Limited ("CDLI") 31.0% and Kingsgate International Corporation Limited ("KIC") 15.1%.

Total operating revenue of $86 million was down 7.3% on the equivalent period last year. This fall was mainly attributable to KIC, which closed the Millennium Hotel Sydney for redevelopment and also had fewer residential apartments available for sale. The New Zealand hotels operation contributed 67.1% to this turnover, while CDLI and KIC contributed 17.0% and 15.9% respectively.

Shareholders' funds, including minority interests, were $341,941,000 at 30 June 2003 (31 December 2002: $325,943,000). Total assets were $460,697,000, compared to $457,974,000 a year earlier. Net tangible asset value (excluding minority interests) was 64.7 cents per ordinary share at 30 June 2003 (31 December 2002: 61.3 cents).

NEW ZEALAND HOTEL OPERATIONS

The total revenue from the New Zealand Hotels operation for the first six months of the year was $57,612,000, which was 2.5% higher than that of the equivalent period last year. Whilst average occupancy was similar to 2002 levels, the overall yield was up 5.0%. This was despite the significant impact on trading, during the second quarter, of both the Iraq conflict and SARS.

Queenstown was the only one of the six operating regions to experience a reduction in yield (- 1.2%). Being a prime tourist destination, it suffered from the drop in international visitor arrivals that occurred as a result of the aforementioned Iraq conflict and SARS. Christchurch increased yield by 12%, while Auckland and the other provincial regions increased their yield by more than 7%. Of particular note, our operations in the Bay of Islands achieved a creditable 23% increase in yield over the corresponding period last year.

The strategy of the Board and management to continue with the hotels refurbishment programme in the 2002 year has paid dividends. The outstanding examples of this were the Copthorne Hotel Christchurch Central and Quality Hotel Rotorua, both of which registered substantial growth in revenue and yield.

All three brands - Millennium, Copthorne and Quality - have performed beyond expectations given the circumstances. The Copthorne group recorded a yield growth of 11% and Quality 4%. The Millennium group, as a result of its resort locations, also performed well under very difficult market conditions.

The contribution from the global sales offices of Millennium & Copthorne Hotels plc continues to benefit the New Zealand group. Its global sales strategies have a direct influence on the growth of our New Zealand operations. In addition, the domestic market continues to play a major role in the growth strategies of the New Zealand hotels operation and we are continuing to see increased support from both the meetings and incentives and corporate sectors of the market.

CDL INVESTMENTS NEW ZEALAND LIMITED

CDLI, the 61.48% (31 December 2002: 60.12%) owned subsidiary of the Company, announced an unaudited operating profit after tax for the six months ended 30 June 2003 of $3,686,000. This is an increase of 42.5% on the corresponding period in the previous year. Total revenue was $14,601,000, up 20.5%. Operationally, the lift in net profit after tax was due to an increase in section sales and an improvement in gross margins in the mid-value range from Ashmore, Highfields and Waimanu Bay developments..

Shareholders' funds were $48.4 million at 30 June 2003 (31 December 2002: $45.2 million) and total assets stood at $50.7 million (31 December 2002: $51.8 million). The net tangible asset value was 24.3 cents per ordinary share (31 December 2002: 24.1 cents).

KINGSGATE INTERNATIONAL CORPORATION LIMITED

KIC, the 50.74% owned subsidiary, announced an unaudited operating profit after tax of $1,838,000 for the six months ended 30 June 2003, – a 66.8% decrease when compared with the equivalent period the previous year. Earnings per share were 0.47 cents (2002: 1.41 cents) and total operating revenue was $13,750,000 (2002: $25,026,000). Revenue included $748,000 (2002: $5,588,000) attributable to the sale of residential apartments and $3,578,000 (2002: $8,773,000) attributable to the Millennium Hotel Sydney, which was closed on 31 March 2003.

Shareholders' funds totaled $158,513,000 at 30 June 2003, which was an 8.7% increase since 31 December 2002. The net tangible asset value was 40.3 cents per share (31 December 2002: 37.6 cents).

CDL HOTEL LIFTS EARNINGS IN TOUGH ENVIRONMENT

Media release **7 August 2003**

The country's largest hotel operator, CDL Hotels New Zealand Limited, today reported an unaudited operating profit after tax of $8,166,000 for the six months ended 30 June 2003.

This is up 25.4 percent on the corresponding period a year ago and reflects strong underlying performances from the hotels operation and the listed subsidiary CDL Investments New Zealand Limited. As anticipated, CDL's other listed subsidiary, Kingsgate International Corporation, made only a modest contribution to earnings as it goes through a restructuring phase.

The Managing Director of CDL Hotels, Mr Tsang Jat Meng, said that this was a very pleasing result in what were very challenging circumstances.

"The Iraq conflict and the ongoing impact of SARS provided a testing environment for tourism operators in New Zealand as international arrivals here dropped. With a portfolio of 28 hotels this had an obvious affect on our business," he said.

"It is fair to say, however, that the international market has been reasonably fickle in recent years. As we have previously noted, a key strategy of ours has been to concentrate on the domestic market as an integral part of our growth.

"Through tactics such as direct marketing to consumers, refurbishment programmes and profile building, we have successfully managed to increase our share of the domestic traveller market. More importantly, as part of this process we have increased our share of the higher-yielding business market."

While average occupancy for the period under review was similar to 2002 levels, the overall dollar yield was up 5 percent. Of the six operating regions, Queenstown, which is particularly reliant on international visitors, was the only one to experience a drop in yield. Bay of Islands was the standout region with yield growth of 23 percent.

Once again, CDL Investments (61.48 per cent owned by CDL) proved to be a valuable asset. It reported an unaudited operating profit after tax for the six months ended 30 June 2003 of $3,686,000, up 42.5 percent on the corresponding period a year ago.

Near record sales were reported for the period. "The reduction in interest rates over the past six months and speculation of further reductions has helped maintain confidence levels in the residential property market," Mr Tsang said.

Kingsgate (50.74 percent owned by CDL) remains at a pivotal stage as it embarks on the development of its 97 apartment complex project called Zenith at the former Millennium Hotel Sydney site. For the six month period under review, it announced

an unaudited operating profit after tax of $1,838,000, down 67 percent on the equivalent period a year ago.

For the CDL group, operating profit before tax and minority interests was $15,757,000 (2002: $13,882,000), with the New Zealand hotels operations contributing 53.9 percent, CDL Investments 31.0 per cent and Kingsgate 15.1 percent. Total operating revenue was $86 million, which was down 7.3 percent.

The outlook for the group remained robust. Whilst there are challenges ahead for Kingsgate, its prospects remain very good, Mr Tsang said. "We expect the benefits from the Zenith project to begin kicking in in the second half of this year with the full impact felt in 2004.

"The continued low interest rate environment and strong management bodes well for CDL Investments, and our strategies to improve yield and growth by concentrating on the New Zealand domestic traveller market at our hotels business continues to pay dividends.

"Certainly our first half result has exceeded our expectations. We have every hope of achieving an improved performance for the full year."

Any inquiries please contact:
Tsang Jat Meng
Managing director
CDL Hotels NZ Ltd
021 882 669

or

Geoff Senescall
Senescall Akers Ltd
021 481234

Issued by Senescall Akers Ltd on behalf of CDL Hotels NZ Ltd

CDL HOTELS NEW ZEALAND LIMITED

CHAIRMAN'S REVIEW

FOR THE HALF YEAR ENDED 30 JUNE 2003

OUTLOOK

The performance of the Group in the first half of 2003 exceeded our expectations, with the New Zealand hotels operation recording improved profit ratios in spite of extremely challenging trading conditions. A strong ski season, and the absence of international events such as those experienced in the second quarter, will see our hotels operation achieve further profit growth during the second half of the year.

The reduction of interest rates over the past six months, with speculation of further reductions, has helped maintain confidence levels in the residential property market, which has certainly benefited CDLI. Given current conditions we expect demand for residential sections and property to continue.

The outlook for KIC for the rest of the year will be challenging. The start of construction of the Zenith residences in May this year on the now closed Millennium Hotel Sydney site will have a short-term negative impact; however, significant profits from that project should have a positive impact on the group's result in the second half of 2003 and throughout 2004. The other components of KIC, namely Kingsgate Shopping Centre, Birkenhead Point Shopping Centre and Birkenhead Point Marina, will attempt to maintain their respective profitability levels as in 2002.

Overall, the Board expects a sound financial result in 2003. We believe that the continuing new initiatives being adopted by the Company will enable CDL to continue to extend its share of the market and improve its overall profitability.

J Wilson
Chairman
7 August 2003

Any inquiries please contact:
Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Telephone: New Zealand (021) 882 669
Facsimile: New Zealand (09) 309 3244
Email: tsang.jm@mcqhotels.co.nz

MASNET No. 44 OF 07.08.2003
Announcement No. 44

CITY DEVELOPMENTS LIMITED


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C. 155 SECTION

Announcement of Half Year Results of Subsidiary Companies

7 August 2003

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2003 issued by the following companies on 7 August 2003 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH");
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC") and
5. Grand Plaza Hotel Corporation ("GPHC").


M&CFinal interims


CDLH Preliminary Half Year


CDLH Chairman's Review Half Yea


CDLH Media Releas


CDLI Preliminary Half Year


CDLI Chairman's Review Half Yea


KIC Preliminary Half Year 2


KIC Chairman's Review Half Year


GPHC.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong

Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 07/08/03 to the SGX

PRELIMINARY ~~FULL~~/HALF YEAR REPORT ANNOUNCEMENT

CDL INVESTMENTS NEW ZEALAND LIMITED

(Name of Listed Issuer)

For *~~Full~~/Half Year Ended 30 June 2003

(referred to in this Report as the '**Current ~~Full~~/Half Year**')

Preliminary ~~full~~/**half** year report on results (including the results for the previous corresponding ~~full~~/**half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on ~~audited~~/**unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer ~~has~~/**does not have** a formally constituted Audit Committee of the Board of Directors.

			CONSOLIDATED OPERATING STATEMENT		
			Current *Half/~~Full~~ Year NZ$'000	*Up/(Down) %	Previous Corresponding *Half/~~Full~~ Year NZ$'000
1		**OPERATING REVENUE**			
	(a)	Sales Revenue	14,478	21.3%	11,935
	(b)	Other Revenue	123		179
	(c)	Total Operating Revenue	14,601		12,114
2	(a)	**OPERATING *SURPLUS (~~DEFICIT~~) BEFORE UNUSUAL ITEMS AND TAX**	4,892	27.3%	3,843
	(b)	Unusual Items for Separate Disclosure			
	(c)	**OPERATING *SURPLUS (~~DEFICIT~~) BEFORE UNUSUAL ITEMS AND TAX**	4,892	27.3%	3,843
	(d)	Less tax on Operating Profit	1,206		1,256
	(e)	Operating *Surplus (~~deficit~~) after Tax but before Minority Interes	3,686		2,587
	(f)	Less Minority Interests			
	(g)	Equity Earnings [detail in Item 19 below]			
	(h)	**OPERATING *SURPLUS (~~DEFICIT~~) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE**	3,686	42.5%	2,587
3	(a)	Extraordinary Items after Tax [detail in Item 6(a) below]			
	(b)	Less Minority Interests			
	(c)	Extraordinary Items after Tax Attributable to Members			
4	(a)	**TOTAL OPERATING *SURPLUS (~~DEFICIT~~) AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]**	3,686	42.5%	2,587
	(b)	Operating *Surplus (deficit) and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
	(c)	**OPERATING *SURPLUS (~~DEFICIT~~) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]**	3,686	42.5%	2,587

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) Interest revenue included in Item 2(c) above	31	105
(b) # Interest revenue included in Item 5(a) above but not yet received		
(c) Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	(5)	
(d) # Interest costs capitalised in asset values	(70)	(249)
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f) Depreciation including all forms of Amortisation and writing down of property/investment	(5)	(5)
(g) Write-off of intangibles		
(h) Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *HALF/~~FULL~~ YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) **COMMENTS BY DIRECTORS** If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *Half/~~Full~~ Year

CHAIRMAN'S STATEMENT ATTACHED

(ii) Significant trends or events since end of Current *Half/~~Full~~ Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and/~~or~~ last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current *Half/~~Full~~ Year NZ cents	Previous Corresponding *Half/~~Full~~ Year NZ cents
Basic EPS	1.85	1.38
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

	Current	Previous
(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

	Current	Previous
(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/~~full year~~ in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full year~~ report

SEGMENTS

Operating revenue:

- Sales to customers outside the group
- Intersegment sales
- Unallocated revenue

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(c) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

Not applicable as the company only operates in New Zealand and is primarily involved in property development.

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY
(See Note (VIII) attached)

	At end of Current *Half/ ~~Full~~ Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash	796	2,339	4,384
(b) Receivables	18,710	15,094	12,731
(c) Development property held for resale within current year	10,937	12,733	7,330
(d) Inventories		-	-
(e) Other	322	568	8
(f) TOTAL CURRENT ASSETS	30,765	30,734	24,453
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment properties			
(j) Property, plant and equipment	52	53	27
(k) Intangibles			
(l) Development property held for resale after current year	19,883	20,971	29,318
(m) TOTAL NON-CURRENT ASSETS	19,935	21,024	29,345
(n) TOTAL ASSETS	50,700	51,758	53,798
11 CURRENT LIABILITIES:			
(a) Accounts payable	1,395	638	1,604
(b) Borrowings/bank overdraft	-	5,000	
(c) Provisions	33	29	37
(d) Dividend Payable	-	-	-
(e) TOTAL CURRENT LIABILITIES	1,428	5,667	1,641
NON-CURRENT LIABILITIES			
(f) Accounts payable	-	-	-
(g) Borrowings	-	-	10,000
(h) Provision for deferred taxation	845	928	392
(I) Other	-	-	-
(j) TOTAL NON-CURRENT LIABILITIES	845	928	10,392
(k) TOTAL LIABILITIES	2,273	6,595	12,033
(l) NET ASSETS	48,427	45,163	41,765
12 SHAREHOLDERS' EQUITY			
(a) Share capital	24,221	21,649	21,649
(b) Reserves (i) Revaluation reserve	-	-	-
(ii) Other reserves	83,020	83,020	83,020
(c) Retained *~~surplus~~ (accumulated deficit)	(58,814)	(59,506)	(62,904)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	48,427	45,163	41,765
(e) Outside equity interests in subsidiaries	-	-	-
(f) TOTAL SHAREHOLDERS' EQUITY	48,427	45,163	41,765

STATEMENT OF CASH FLOWS FOR *HALF/~~FULL~~ YEAR

(See Note (IX) attached)

		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
13	**CASH FLOWS RELATING TO OPERATING ACTIVITIES**		
(a)	Receipts from customers	11,134	15,109
(b)	Interest received	31	105
(c)	Dividends received	-	-
(d)	Payments to suppliers and employees	(6,144)	(9,526)
(e)	Interest paid	(5)	
(f)	Income taxes paid	(1,062)	
(g)	Interest paid capitalised to development projects	(70)	(249)
(h)	NET OPERATING CASH FLOWS	3,884	5,439
14	**CASH FLOWS RELATING TO INVESTING ACTIVITIES**		
(a)	Cash proceeds from sale of property, plant and equipment	-	-
(b)	Cash proceeds from sale of equity investments	-	-
(c)	Loans repaid by other entities	-	-
(d)	Cash paid for purchases of property, plant and equipment	(5)	(13)
(e)	Interest paid - capitalised	-	-
(f)	Cash paid for purchases of equity investments	-	-
(g)	Loans to other entities	-	-
(h)	Cash paid for purchases of investment properties		
(i)	NET INVESTING CASH FLOWS	(5)	(13)
15	**CASH FLOWS RELATED TO FINANCING ACTIVITIES**		
(a)	Cash proceeds from issues of shares, options, etc.	2,572	-
(b)	Borrowings	-	-
(c)	Repayment of borrowings	(5,000)	-
(d)	Dividends paid	(2,994)	
(e)	Other	-	-
(f)	NET FINANCING CASH FLOWS	(5,422)	
16	**NET INCREASE (DECREASE) IN CASH HELD**	(1,543)	5,426
(a)	Cash at beginning of *half year/~~full year~~	2,339	(1,042)
(b)	Exchange rate adjustments to Item 16(a) above	-	-
(c)	CASH AT END OF *HALF YEAR/~~FULL YEAR~~	796	4,384

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

NIL

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Cash on Hand and at Bank		534
Deposits at call	796	3,850
Bank Overdraft		
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	796	4,384

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES	EQUITY EARNINGS	
	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) **OPERATING *SURPLUS (DEFICIT) BEFORE TAX**		
(b) Less tax		
(c) **OPERATING *SURPLUS (DEFICIT) AFTER TAX**		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	
(e) **OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX**		
(f) Less dividends paid to group		
(g) **NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]**		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/~~Full~~ Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
<u>Equity Accounted Associated Companies</u>	Current *Half/~~Full~~ Year	Previous Corresponding *Half/~~Full~~ Year	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
			Equity Accounted	
NIL				
<u>Other Material Interests</u>			*Not Equity Accounted*	
NIL				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Carrying value of investments in associated companies (CV):	NIL	
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus		
Reserves		
Equity carrying value of investments		

20 **ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF/~~FULL~~ YEAR**

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *half year/~~full year~~	NIL	NIL	
ORDINARY SHARES:	199,358,739	199,358,739	10.00
Issued during current *half year/~~full year~~	12,214,495	12,214,495	10.00
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *half year/~~full year~~	NIL	NIL	

OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *half year/~~full year~~	NIL	NIL	

DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 **DIVIDENDS:** If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 **ANNUAL MEETING**
(Location) (if full year report)

(a) To be held at NA
(b) Date Time
(c) Approximate date of availability of Annual Report NA

If this *half year/~~full year~~ report was approved by resolution of the Board of Directors, please indicate date of meeting: 07 August 2003

(Boon Pua) Company Secretary
(signed by) Authorised Officer of Listed Issuer

07 August 2003
(date)

*Delete as required

CDL INVESTMENTS NEW ZEALAND LIMITED

CHAIRMAN'S REVIEW

FOR THE HALF YEAR ENDED 30 JUNE 2003

FINANCIAL INFORMATION

The Directors of CDL Investments New Zealand Limited announce an unaudited operating profit after tax for the six months ended 30 June 2003 of $3,686,000, up 42.5% from the corresponding period in the previous year. Total revenue increased 20.5% to $14,601,000. A total of 163 section sales were made during the period under review, compared to 104 during the same period last year.

The increase in net profit after tax was due to an increase in section sales and an improvement in gross margins in the mid-value range from Ashmore, Highfields and Waimanu Bay developments. Last year section sales predominately came from the higher-valued Waimanu Bay sections.

Shareholders' funds were $48.4 million at 30 June 2003 (31 December 2002: $45.2 million) and total assets stood at $50.7 million (31 December 2002: $51.8 million). The net tangible asset value was 24.3 cents per ordinary share (31 December 2002: 24.1 cents).

CDL Investments New Zealand Limited has strong liquidity and debt ratios. As at 30 June 2003, the current ratio was 21.5:1 and the debt to liquidity ratio is low at 0.05:1.

A total of 12,214,495 new shares were issued as a result of shareholder participation in the Dividend Reinvestment Plan. The total number of shares issued by the company at 30 June 2003 was 199,358,739.

MARKET OVERIVEW

The residential property market remained buoyant for the first half of the year. Consumer and business confidence in the local economy was evident. This was supported by low interest rates, better wages, increasing employment and general economic growth.

REGIONAL BREAKDOWN

The Auckland market traded well for the six months under review, with 56 sales recorded from the developments at Waimanu Bay, Highfields and Palmers Landing. Flagstaff and Ashmore in **Hamilton** contributed strongly with 92 section sales recorded from both developments. At **Tauranga** the inquiry level increased during the period resulting in 16 sales. This compared with six for the whole of the 2002 year.

ACQUISITION

During the reporting period CDL Land New Zealand Limited acquired a 3.6808 hectare development site in McLeod Road Henderson and a further 2.6308 hectare property adjoining its Kewa Road land holding in Albany Auckland. These acquisitions bring the total land portfolio to 232 hectares at 30 June 2003. CDL Land

New Zealand Limited will continue to actively and selectively seek land investment and development opportunities in key growth areas to enhance earnings.

OUTLOOK

The continued reduction of interest rates, with speculation of further reductions, has helped maintain confidence levels in the residential property market over the past six months. Given current conditions, we expect demand to continue for residential sections and property.

While CDL Land New Zealand Limited has recorded near record sales for the reporting period, the prudent management of the company's land bank has ensured that there is still a good range of sections available in most price brackets. A further 100 sections are shortly to be released in Auckland and Hamilton. With a strong balance sheet, the Company remains in a good position to take advantage of any opportunities that arise.

The Board remains confident of the ongoing profitability of CDL Investments New Zealand Limited.

J Wilson
Chairman
7 August 2003

Any inquiries please contact:
Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Telephone: New Zealand (021) 882 669
Facsimile: New Zealand (09) 309 3244
Email: tsang.jm@mcqhotels.co.nz

John Lindsay, Executive Director
CDL Investments NZ Limited
(09) 913 8014
(09) 913 8098
John.Lindsay@cdli.co.nz

MASNET No. 44 OF 07.08.2003
Announcement No. 44

CITY DEVELOPMENTS LIMITED


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C. 155 SECTION

Announcement of Half Year Results of Subsidiary Companies

7 August 2003

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2003 issued by the following companies on 7 August 2003 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH");
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC") and
5. Grand Plaza Hotel Corporation ("GPHC").


M&CFinal interims


CDLH Preliminary Half Year


CDLH Chairman's Review Half Yea


CDLH Media Releas


CDLI Preliminary Half Year


CDLI Chairman's Review Half Yea


KIC Preliminary Half Year 2


KIC Chairman's Review Half Year


GPHC.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong

Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 07/08/03 to the SGX

PRELIMINARY ~~FULL~~/HALF YEAR REPORT ANNOUNCEMENT

KINGSGATE INTERNATIONAL CORPORATION LIMITED

(Name of Listed Issuer)

For *~~Full~~/Half Year Ended 30 June 2003 (Date)

(referred to in this Report as the '**Current ~~Full~~/Half Year**')

Preliminary ~~full~~/half year report on results (including the results for the previous corresponding ~~full~~/**half year**) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and give a true and fair view of the matters to which the report relates and are based on ~~audited~~/**unaudited** accounts. If the report is based on audited accounts, any qualification made by the auditor is attached

The Listed Issuer ~~has~~/**does not have** a formally constituted Audit Committee of the Board of Directors.

	CONSOLIDATED OPERATING STATEMENT		
	Current *Half/~~Full~~ Year NZ$'000	*Up/Down %	Previous Corresponding *Half/~~Full~~ Year NZ$'000
1 OPERATING REVENUE			
(a) Sales Revenue	13,689	(45.1%)	24,948
(b) Other Revenue	61		78
(c) Total Operating Revenue	13,750		25,026
2 (a) OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX	2,387	(56.9%)	5,543
(b) Unusual Items for Separate Disclosure			
(c) OPERATING *SURPLUS ~~(DEFICIT)~~ BEFORE UNUSUAL ITEMS AND TAX	2,387		5,543
(d) Less tax on Operating Profit	(549)		
(e) Operating *Surplus ~~(deficit)~~ after Tax but before Minority Intere	1,838		5,543
(f) Less Minority Interests			
(g) Equity Earnings [detail in Item 19 below]			
(h) OPERATING *SURPLUS ~~(DEFICIT)~~ AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUE	1,838	(66.8%)	5,543
3 (a) Extraordinary Items after Tax [detail in Item 6(a) below]			
(b) Less Minority Interests			
(c) Extraordinary Items after Tax Attributable to Members			
4 (a) TOTAL OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX [Items 2(e) + 2(g) + 3(a) above]	1,838		5,543
(b) Operating *Surplus ~~(deficit)~~ and Extraordinary Items after Tax Attributable to Minority Interest [Items 2(f) + 3(b) above]			
(c) OPERATING *SURPLUS ~~(DEFICIT)~~ AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [Items 2(h) + 3(c) above]	1,838	(66.8%)	5,543

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES FOR THE CURRENT HALF/~~FULL~~ YEAR

 # Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported *surplus ~~(deficit)~~

		Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a)	Interest revenue included in Item 2(c) above	61	78
(b)	# Interest revenue included in Item 5(a) above but not yet received		
(c)	Interest expense included in item 2(c) above (include all forms of interest, lease finance charges, etc.)	(1,233)	(1,671)
(d)	# Interest costs capitalised in asset values		
(e)	# Outlays (other than those arising from the acquisition of an existing business) capitalised in intangibles		
(f)	Depreciation including all forms of Amortisation and writing down of property/investment	(525)	(787)
(g)	Write-off of intangibles		
(h)	Unrealised changes in value of investments		

6 (a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

	GROUP - CURRENT *HALF/~~FULL~~ YEAR			
	Before Tax NZ$'000	Related Income Tax NZ$'000		After Tax NZ$'000
Unusual Items item 2(b) above	NIL	NIL		NIL
Total Unusual Items	NIL	NIL		NIL
Extraordinary Items item 3(a) above	NIL	NIL		NIL
Total Extraordinary Items	NIL	NIL		NIL

6 (b) COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

(i) Material factors affecting the revenues and expenses of the group for the Current *Half/~~Full~~ Year

NIL

(ii) Significant trends or events since end of Current *Half/~~Full~~ Year

NIL

(iii) Changes in accounting or adopted policies since last Annual Report and ~~or~~ last Half Yearly to be disclosed

NIL

7 EARNINGS PER SECURITY

Calculation of basic and fully diluted, EPS in accordance with IAS33: Earnings Per Share

	CONSOLIDATED	
	Current *Half/~~Full~~ Year NZ cents	Previous Corresponding *Half/~~Full~~ Year NZ cents
Basic EPS	0.47	1.41
Diluted EPS (if materially different from (a))		

8 (a) MATERIAL ACQUISITIONS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated *surplus (deficit) and extraordinary items after tax	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Operating *surplus (deficit) and extraordinary items after tax of the subsidiary for the previous corresponding half/full year	NIL	NIL

(b) MATERIAL DISPOSALS OF SUBSIDIARIES

(i) Name of subsidiary or group of subsidiaries	NIL	NIL
(ii) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from operation of subsidiary	NIL	NIL
(iii) Date to which such contribution has been calculated		
(iv) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax for the previous corresponding *Half/Full Year	NIL	NIL
(v) Contribution to consolidated operating *surplus (deficit) and extraordinary items after tax from sale of subsidiary	NIL	NIL

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the *half year/~~full~~ year in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the *half year/~~full~~ year report

SEGMENTS

Operating revenue:

Sales to customers outside the group

Intersegment sales

Unallocated revenue

SEE ATTACHED NOTE 9

Total revenue [consolidated total equal to Item 1(c) above]

Segment result

Unallocated expenses

Operating surplus after tax (before equity accounting) [Equal to Item 2(c) above]

Segment assets

Unallocated assets

Total assets [Equal to Item 10(n) below]

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY (See Note (VIII) attached)	At end of Current *Half/ ~~Full~~ Year NZ$'000	As shown in last Annual Report NZ$'000	As shown in last Half Yearly Report NZ$'000
10 CURRENT ASSETS:			
(a) Cash and Term Deposits	2,450	2,536	1,863
(b) Receivables and Prepayments	4,096	8,672	5,469
(c) Inventories		142	194
(d) Development property held for resale within current year		568	4,656
(e) Other			
(f) TOTAL CURRENT ASSETS	6,546	11,918	12,182
NON-CURRENT ASSETS			
(g) Receivables			
(h) Investments			
(I) Investment Properties held for resale	119,106	111,291	109,226
(j) Property, plant and equipment	22,331	73,289	78,060
(k) Intangibles			
(l) Development property held for resale after current year	60,037	42	
(m) TOTAL NON-CURRENT ASSETS	201,474	184,622	187,286
(n) TOTAL ASSETS	208,020	196,540	199,468
11 CURRENT LIABILITIES:			
(a) Accounts payable	6,059	5,978	5,298
(b) Borrowings			
(c) Provisions	653	876	686
(d) Dividend Payable			
(e) TOTAL CURRENT LIABILITIES	6,712	6,854	5,984
NON-CURRENT LIABILITIES			
(f) Accounts payable			
(g) Borrowings	41,763	42,804	49,965
(h) Provision for deferred taxation	1,032	1,081	
(I) Other			
(j) TOTAL NON-CURRENT LIABILITIES	42,795	43,885	49,965
(k) TOTAL LIABILITIES	49,507	50,739	55,949
(l) NET ASSETS	158,513	145,801	143,519
12 SHAREHOLDERS' EQUITY			
(a) Share capital	162,931	162,931	162,931
(b) Reserves (i) Revaluation reserve	15,450	15,450	7,836
(ii) Other reserves	(1,874)	(12,913)	(2,919)
(c) Retained *~~surplus~~ (accumulated deficit)	(17,994)	(19,667)	(24,329)
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS OF THE HOLDING COMPANY	158,513	145,801	143,519
(e) Outside equity interests in subsidiaries			
(f) TOTAL SHAREHOLDERS' EQUITY	158,513	145,801	143,519

STATEMENT OF CASH FLOWS FOR *HALF/~~FULL~~ YEAR

(See Note (IX) attached)

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
13 CASH FLOWS RELATING TO OPERATING ACTIVITIES		
Cash was provided from:		
(a) Receipts from Customers	19,170	26,099
(b) Interest Received	61	78
(c) Dividends Received		
	19,231	26,177
Cash was applied to:		
(d) Payments to Suppliers and Employees	(10,496)	(12,496)
(e) Interest Paid (including Capitalised interest)	(1,233)	(1,671)
(f) Income Taxes Paid	(600)	
(g) Other		
	(12,329)	(14,167)
(h) NET OPERATING CASH FLOWS	6,902	12,010
14 CASH FLOWS RELATING TO INVESTING ACTIVITIES		
Cash was provided from:		
(a) Cash proceeds from sale of property, plant and equipment	1,468	
(b) Cash proceeds from sale of equity investments		
(c) Loans repaid by other entities		
	1,468	
Cash was applied to:		
(d) Cash paid for purchases of property, plant and equipment	(4,628)	(3,367)
(e) Interest paid - capitalised		
(f) Cash paid for purchases of equity investments		
(g) Loans to other entities		
(h) Other		
	(4,628)	(3,367)
(i) NET INVESTING CASH FLOWS	(3,160)	(3,367)
15 CASH FLOWS RELATING TO FINANCING ACTIVITIES		
Cash was provided from:		
(a) Cash proceeds from issues of shares, options, etc.		
(b) Borrowings		
Cash was applied to:		
(c) Repayment of borrowings	(4,004)	(10,337)
(d) Dividends paid		
(e) Other		
	(4,004)	(10,337)
(f) NET FINANCING CASH FLOWS	(4,004)	(10,337)
16 NET INCREASE (DECREASE) IN CASH HELD	(262)	(1,694)
(a) Cash at beginning of *half year/~~full~~ year	2,536	3,810
(b) Exchange rate adjustments to Item 16(a) above	176	(253)
(c) CASH AT END OF *HALF YEAR/~~FULL~~ YEAR	2,450	1,863

17 NON-CASH FINANCING AND INVESTING ACTIVITIES

Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

Closure of Millennium Hotel Sydney 31/3/03. Hotel Cost Base $54,400,000 transferred from Property Plant & Equipment to Development Property Held for Resale.

18 RECONCILIATION OF CASH

For the purposes of the above Statement of Cash Flows, Cash includes

....

....

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Cash on Hand and at Bank	1,077	1,599
Deposits at call	1,373	264
Bank Overdraft		
Other (provide details)		
Total = Cash at End of *Half/~~Full~~ Year [Item 16(c) above]	2,450	1,863

19 EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8 "Accounting for Business Combinations").

(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES

	EQUITY EARNINGS	
	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
(a) OPERATING *SURPLUS (DEFICIT) BEFORE TAX		
(b) Less tax		
(c) OPERATING *SURPLUS (DEFICIT) AFTER TAX		
(d) (i) Extraordinary items (gross) (ii) Less Tax (iii) Extraordinary items (net)	NIL	NIL
(e) OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX		
(f) Less dividends paid to group		
(g) NET *ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS [ITEM 2(g) ABOVE]		

(ii) **MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:**

(a) The group has a material (from group's viewpoint) interest in the following corporations:

Name	Percentage of ordinary shares held at end of *Half/~~Full~~ Year		Contribution to operating *surplus (deficit) and extraordinary items after tax	
Equity Accounted Associated Companies	Current *Half/~~Full~~ Year	Previous Corresponding *Half/~~Full~~ Year	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
			Equity Accounted	
NIL				
Other Material Interests			*Not Equity Accounted*	
NIL				

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current *Half/~~Full~~ Year NZ$'000	Previous Corresponding *Half/~~Full~~ Year NZ$'000
Carrying value of investments in associated companies (CV):		
Share of associated companies' retained profits and reserves not included in CV:		
Retained surplus	NIL	NIL
Reserves		
Equity carrying value of investments		

20 ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF/~~FULL~~ YEAR

Category of Securities	Number Issued	Number Quoted	Paid-Up Value Cents
PREFERENCE SHARES:	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	
ORDINARY SHARES:	262,120,886	262,120,886	50.00
	131,060,106	131,060,106	10.00
	393,180,992	393,180,992	
Issued during current *half year/~~full~~ year	NIL	NIL	
CONVERTIBLE NOTES	NIL	NIL	
# (Description)			
Issued during current *half year/~~full~~ year	NIL	NIL	
OPTIONS:		Exercise Price	Expiry Date
	NIL	NIL	
Issued during current *half year/~~full~~ year	NIL	NIL	
DEBENTURES - Totals only:	NIL	NIL	
UNSECURED NOTES - Totals only:	NIL	NIL	
OTHER SECURITIES	NIL	NIL	

Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21 DIVIDENDS: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22 ANNUAL MEETING

(Location) (if full year report)

(a) To be held at N/A

(b) Date N/A Time

(c) Approximate date of availability of Annual Report N/A

If this *half year/~~full~~ year report was approved by resolution of the Board of Directors, please indicate date of meeting: 07 August 2003

(K.E. Soh) Company Secretary
(signed by) Authorised Officer of Listed Issuer

07 August 2003
(date)

*Delete as required

Kingsgate International Corporation Limited

Half Year ended 30 June 2003

Note 9 - Reports for industry and geographic segments

(a) Industry Segments

	Hotel		Property		Consolidated	
	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's	2003 NZD000's	2002 NZD000's
Segment Revenue	3,578	8,733	10,172	16,293	13,750	25,026
Segment Result - Operating Profit / (Loss)	(1,147)	804	5,952	7,740	4,805	8,544
Corporate Expenses					(660)	(543)
Depreciation Expenses					(525)	(787)
Interest Expenses					(1,233)	(1,671)
Total Unallocated Expenses					(2,418)	(3,001)
Profit/(Loss) for the period before taxation					2,387	5,543
Segment Assets	54	80,522	207,966	118,946	208,020	199,468

(b) Geographic Segments

The Group operates primarily in Australia.

KINGSGATE INTERNATIONAL CORPORATION LIMITED

CHAIRMAN'S REPORT

FOR THE HALF YEAR ENDED 30 JUNE 2003

FINANCIAL PERFORMANCE

The Directors of Kingsgate International Corporation Limited ("KIC") announce an unaudited operating profit after tax of $1,838,000 for the six months ended 30 June 2003. This represents a 66.8% decrease when compared with the first half of the previous year. Earnings per share were 0.47 cents (2002: 1.41 cents) and total operating revenue was $13,750,000 (2002: $25,026,000). Revenue included $748,000 (2002: $5,588,000) attributable to the sale of residential apartments and $3,578,000 (2002: $8,773,000) attributable to the Millennium Hotel Sydney, which was closed on 31 March 2003 for redevelopment.

Shareholders' funds increased by $12.7 million (8.7%) for the half and totaled $158.5 million as at 30 June 2003. Group assets increased by 5.9% in the period under review, while group liabilities reduced by 2.1%. Net tangible asset value increased to 40.3 cents per share, compared to 37.6 cents per share as at 31 December 2002.

OPERATING PERFORMANCE

For the half year under review, KIC reported an operating profit before tax of $2.4 million. This figure would have been 8.5% higher had it not been for the effects of a stronger New Zealand dollar on the company's Australian dollar earnings. The result was considerably lower than the previous half's profit of $5.5 million, due principally to the hotel's closure ($2.0 million profit impact) and a decline in profits from residential development ($0.9 million). These, however, are seen as short-term negative impacts. Significant profits are expected in the second half of 2003 and throughout 2004 from the new Zenith residential project, developed on the Millennium Hotel Sydney site.

A further impact on the 2003 earnings arose from the company's move into tax-paying status for the full half year. For many years, KIC has had considerable income tax losses available to it, and thus has not had to pay income tax. As of September 2002 all those Australian income tax losses were fully absorbed. This resulted in KIC incurring a tax charge of $0.6 million, bringing its after tax profit to $1.8 million.

Cashflow from operations was encouraging, and the group was able to reduce borrowings in the first half by 9% as well as fund $4 million of the Zenith residential project costs from group funds. Borrowings will increase significantly over the next 18 months to fund the construction, but interest costs will be capitalised against the cost of the project.

KINGSGATE INTERNATIONAL CORPORATION LIMITED

CHAIRMAN'S REPORT

FOR THE HALF YEAR ENDED 30 JUNE 2003

OPERATIONS

Millennium Hotel Sydney / Zenith Residences

As mentioned at the KIC AGM in May 2003, KIC was at a pivotal point in its history. The board's decision to convert the Millennium Tower into luxury apartments resulted in the closure of Millennium Hotel Sydney operations on 31 March 2003.

The board thanks all past hotel employees for their contribution to the KIC group and wishes them every success in their future endeavours. The closure of hotel operations brings with it short-term costs: a reduction in revenues for the period under review of $5.2 million, plus abnormal costs of approximately $1.1 million being incurred. The majority of this is related to Staff redundancy payments, while other costs include cancellation of lease contracts and some losses on the sale of fixed assets.

The KIC board is confident that the decision to convert the Millennium Tower into apartments will deliver best value to shareholders. The revenue generated will provide the company with an important cash fillip. The sale of the hotel's assets occurred in early April and the Zenith Residential conversion project is well underway. Mid April saw the site being handed over to the project manager. Demolition works are now well underway. The main building contract has been negotiated and the contractor is expected to commence work on the 97 luxury apartment conversion by mid August.

Not all initial expressions of interest in Zenith have been converted into sales. In part, this relates to the effects of the Iraq conflict and SARS which have created considerable uncertainty in the international market. However, the Sydney economy and the residential market remain good due to a shortfall in housing currently being experienced. Various analysts suggest that the current momentum will continue for a few more years while supply is short and demand high.

Kingsgate Shopping Centre

Revenue from the Kingsgate Shopping Centre (underneath Zenith) is down 9% compared to last year, a good result given that approximately 1,000 square metres of floor-space was held back mid-2002 pending the redevelopment, and that the revenue stream from the lease of the communications tower ceased last September. Occupancy is at a high 95.4% of available space, and in an environment of increasing competition the average rental rate per square metre is up from last year's. Closure of the hotel has brought large change to shopping centre operations, much of which was previously shared with the hotel. New service contracts have been negotiated (cleaning, security, waste management, maintenance etc). The changing circumstances of the Kingsgate Shopping Centre were all forecast, and its half-year profit result is on par with budget.

Birkenhead Point Shopping Centre

Birkenhead Point operations were more stable during the half under review – although it, too, is at a pivotal point in its development. The centre achieved an excellent 98.5% occupancy of retail space, up from last year's 98.0%. This was a very satisfying

performance considering the number of outlet centres opening in New South Wales and the low rentals they are offering retailers.

Retail trade is expected to stay relatively healthy in 2003, although growth is forecast to ease from the high rates achieved over the past two years. New leases have been negotiated with such lifestyle brands as Marcs, Morrissey and Insport. Television, radio, cinema and press advertising is used to push the centre's image as a major destination for Labels, Leisure and Lifestyle. Other successful marketing programs used during the first half of 2003 included children's entertainment during school holidays, a "Win a $10,000 Shopping Spree" competition, and sponsorship of a Wests rugby league match. The centre's recently upgraded website at www.birkenheadpoint.com.au incorporates interactive applications, virtual tours and many marketing tools for the owner, the tenants and the marina. The continuing success of the FreshPoint food precinct launched last year has been complemented by new leases with Cleanskin Wines, Prime Quality Meats and Donut King. A new "Win a Car" promotion in this precinct has proved very popular, whilst membership of the VIP Freshclub (offering food discounts to loyal customers) is reaching almost 3,000 members.

The operating expenses of Birkenhead Point Shopping centre have been managed carefully during the half year and are down 6% compared to last year. This good result includes major repairs to roofs and tenancies after severe storms hit Sydney in February and April. The Birkenhead Point Shopping Centre's half-year profit result was 5% down on last year due to its reduced revenue circumstances, as per forecast.

Birkenhead Point Marina

Last year's refurbishment of the Birkenhead Point Marina has boosted its revenue for the half year under review by 38%. Leasing activity at the marina has been very buoyant, with many boat owners leaving due to our steep rent increases; however, these vacancies have been filled very quickly due to the continuing short supply of berthing spaces on Sydney Harbour. In March, the marina was featured on the lifestyle television program "Sydney Weekender" promoting the concept of combining shopping with boating. This venture has generated income for both the marina and the shopping centre. The Birkenhead Point Marina's half-year profit result is up 70% compared to last year – a very pleasing outcome.

Birkenhead Quays Residential Project

The Birkenhead Quays Residential project has certainly been a key driver of both revenue and earnings in past years, and with no more apartments on hand to sell, this has affected group earnings in this half when compared to last year (a $0.9 million impact). Approval for the fourth and final stage of the residential project was given by Council on 1st July; however no further development work or marketing effort has been scheduled pending further analysis by the board.

OUTLOOK

The company is currently in a strong position, with its key assets lying in the increasing market value of the properties it holds and its expertise in retail and residential development. Barring unforeseen circumstances and events, the directors anticipate a satisfactory 2003 result and a positive net operating profit for the full year.

J Wilson
Chairman
7th August 2003

Any inquiries please contact:
Tsang Jat Meng, Managing Director
CDL Hotels New Zealand Limited
Telephone: New Zealand (021) 882 669
Facsimile: New Zealand (09) 309 3244
Email: tsang.jm@mcghotels.co.nz

MASNET No. 44 OF 07.08.2003
Announcement No. 44


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C. 155 SECTION

CITY DEVELOPMENTS LIMITED

Announcement of Half Year Results of Subsidiary Companies

7 August 2003

Head, Listings
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of Half Year Results of Subsidiary Companies

We attach herewith copies of the results announcement for the half year ended 30 June 2003 issued by the following companies on 7 August 2003 for your information:

1. Millennium & Copthorne Hotels plc ("M&C")
2. CDL Hotels New Zealand Limited ("CDLH");
3. CDL Investments New Zealand Limited ("CDLI")
4. Kingsgate International Corporation Limited ("KIC") and
5. Grand Plaza Hotel Corporation ("GPHC").


M&CFinal interims


CDLH Preliminary Half Year


CDLH Chairman's Review Half Yea


CDLH Media Releas


CDLI Preliminary Half Year


CDLI Chairman's Review Half Yea


KIC Preliminary Half Year 2


KIC Chairman's Review Half Year


GPHC.p

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong

Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 07/08/03 to the SGX

Grand Plaza Hotel Corporation

Report of Examination

June 30, 2003 and 2002
December 31, 2002

TELEPHONE: +63 (2) 812-8341
FACSIMILE: +63 (2) 812-8342
E-MAIL: fslsummit@skyinet.net

FERNANDEZ SANTOS & LOPEZ
Certified Public Accountants

25th FLOOR, PACIFIC STAR BUILDING
COR. SEN. GIL J. PUYAT AND MAKATI AVENUES
1200 MAKATI CITY
PHILIPPINES

Independent Auditors' Report

The Board of Directors and Stockholders
Grand Plaza Hotel Corporation
10th Floor, The Heritage Hotel
EDSA corner Roxas Boulevard
Pasay City

We have audited the accompanying balance sheets of **Grand Plaza Hotel Corporation** as of June 30, 2003 and 2002 and December 31, 2002, and the related statements of income and retained earnings for the six months and second quarters ended June 30, 2003 and 2002, and for the year ended December 31, 2002, changes in equity and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Philippine generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Grand Plaza Hotel Corporation** as of June 30, 2003 and 2002 and December 31, 2002, and the results of its operations, its changes in equity and its cash flows for the periods then ended in conformity with Philippine generally accepted accounting principles.

City of Makati
Philippines
August 7, 2003

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17 PF THE SECURITIES REGULATION CODE AND SRC RULE 17(2)(b) THEREUNDER

1 For the quarterly period ended June 30, 2003

2. Commission identification number ____________ 3. BIR Tax Identification No. 000-460-602-000

GRAND PLAZA HOTEL CORPORATION
4. Exact name of issuer as specified in its charter

PHILIPPIPINES
5. Province, country or other jurisdiction of incorporation or organization

6. Industry Classification Code: ________ (SEC Use Only)

10F, The Heritage Hotel Manila, Roxas Blvd. cor. EDSA, Pasay City 1300
7. Address of issuer's principal office

Tel. No. (632) 854-8838 Fax No. (632) 854-8825
8. Issuer's telephone number, including area code

N.A.
9. Former name, former address and formal fiscal year if changed since last report

10. Securities registered pursuant to Sections 8 & 12 of the Code, or Sections 4 & 8 of the RSA

Title of each Class	Number of shares of common Stock outstanding and amount Of debt outstanding
COMMON SHARES	87,318,270*
*includes 4,695,163 treasury shares	

11. Are any or all of the securities listed on Stock Exchange?

Yes [X] No [ ]

If yes, state the name of such Stock Exchange and the class/es of securities listed therein:

PHILIPPINE STOCK EXCHANGE, INC. COMMON

12. Indicate by check mark whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the Code and SRC Rule 17 thereunder or Sections 11 of the RSA and RSA Rule 11(a)-1 thereunder, and Sections 26 and 141 of the Corporation Code of the Philippines, during the preceding twelve (12) months (or for such shorter period the registrant was required to file such reports)

Yes [X]   No [ ]

(b) has been subject to such filing requirements for the past ninety (90) days.

Yes [X]   No [ ]

PART I - FINANCIAL INFORMATION

Item 1 **Financial Statements**

Financial Statements and, if applicable, Pro-forma Financial Statements meeting the requirements of SRC Rule 68, Form and Content of Financial Statements, shall be furnished as specified therein.

Item 2 Management's Discussion and Analysis of Financial Condition and Results of Operations.

Furnish the information required by Part III, Paragraph (A)(2)(b) of " Annex C"

PART II - OTHER INFORMATION

The issuer may, at its option, report under this item any information not previously reported in a report in SEC Form 17-C. If disclosure of such information is made under this Part II, it need not be repeated in a report on Form 17-C which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 17-Q.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Issuer ___YAM KIT SUNG___
Signature and Title ______________ **General Manager & Chief Financial Officer**
Date ________________________

PART I FINANCIAL INFORMATION

Item 1. Financial Statements Required Under SRC Rule 68.1

- Please see attached financial statements for interim Balance Sheets, Statements of Income, Statements of Changes in Equity and Statements of Cash flows.

Notes to Financial Statements

Summary of significant accounting policies
The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in accordance with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies.

The same accounting policies and methods of computation are followed in the interim first quarter 2003 financial statements as compared with the most recent annual financial statements.

Seasonality or Cyclicality of Interim Operations
All segments of the business are in its normal trading pattern.

Material Items
There are no material items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidents.

Estimates
There are no changes in estimates of amounts reported in prior interim periods of the current financial year or changes in estimates of amounts reported in prior financial years that have a material effect in the current interim period.

Issuances of Debts and Equity
There are no issuances, repurchases and repayments of debts and equity securities.

Dividends
There were no dividends declared in the current interim period. However, in the Board of Directors meeting on November 5, 2002 approved the declaration of cash dividends in the total amount of PhP22,308,238 to be distributed among shareholders of record as of November 19, 2002, pro-rata to their respective shareholdings and paid on December 13,2002.

Segment Revenue and Results
Statement of Financial Accounting Standard No. 31, "Segment Reporting", which becomes effective for financial statements covering periods beginning on or after January 1, 2001, requires that a public business enterprise report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance.

The Company organized its business into 4 main segments:

- Room Division – Business derived from the sale of guestrooms.
- Food and Beverage Division – Business derived from the sale of food and beverage at various restaurants.
- Other Operated Departments – Business derived from telephone department, business center, carparking and laundry.
- Others- Business derived from rental of space.

The segment revenues and results is as follows:

	2nd Quarter Revenue – Peso	2nd Quarter Department Profit - Peso
Room	100,547,693	83,704,178
Food and Beverage	85,265,569	37,143,282
Other Operated Departments	4,664,752	1,023,524
Others	46,400,706	46,400,706

Subsequent Events
None

Composition of Company
There are no changes in the composition of the Company during the interim period, including business combinations, acquisition or disposal of subsidiaries and long-term investments, restructurings and discontinuing operations.

Contingent assets or liabilities
There are no changes in contingent assets or liabilities since the last annual balance sheet date.

Contingencies
There are no material contingencies and any other events or transactions that are material to an understanding of the current interim period.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Balance Sheets Analysis:

Total assets decreased by P227 million or 13% as compared to the same period last year. The main reason for the decrease is the fall in cash and short-term notes by about P121 million. Compared to the end of last fiscal year, total assets decreased by about P55 million. This is mainly a result of lower Accounts Receivables and Advances to Associated/Related Companies.

Cash and short term notes:
This balance includes short-term fixed deposits with banks. Compared to the same period last year, this balance decreased by about P121 million. The main reason is due to the payment of share buyback exercise funds to shareholders and dividend payments in the second-half of year 2002.
As compared against the end of last fiscal year, cash balance increase by about P44 million. This increase is generated from hotel operation and there were no major payments.

Advances to associated/related companies:
The Company, in its normal course of business, has entered into transactions with its related parties, principally consisting of cash advances.

The Company also leases its hotel site and a fully-furnished townhouse from an associated company. The Company has also entered into a management agreement with CDL Hotels (Phils) Corporation, a related company, for the latter to operate the Hotel.

Under the terms and conditions of the agreement, the Company has to pay monthly basic management and incentive fees based on a percentage of the hotel's revenue and gross operating profit.

This balance decreases against last year same period and last end of fiscal year is due to payment by related company for its outstanding balances.

Property and Equipment:
Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years.

Major improvements are charged to property accounts while maintenance and repairs which do not improve the lives of the assets are expensed as incurred.

As compared to last year same period, the decrease is due to depreciation charges for the year. As against the end of last fiscal year, this balance decrease by about P23 million as a result of depreciation charges for the quarter.

Due to related companies:
This balance decreased by about P68 million relative to the same period last year as the Company has repaid its related companies during the year.

Income tax payable:
Income tax payable decreased as compared to last year same quarter which is consistent with the lower income for the period.

Paid-In Capital:
In a meeting on 3 May 2002, the Board of Directors approved the retirement of 12,000,000 treasury shares thereby reducing further its authorized share capital stock from PhP1.27 billion divided into 127 million shares with a par value of PhP10 per share to P1.15 billion divided into 115 million shares with a par value of PhP10 per share. This was ratified by the shareholders at a special meeting on 1 July 2002 and was approved by the SEC on 24 July 2002.

Treasury Shares:
The Board of Directors in its meeting on 3 May 2002 approved to purchase part of the shares of the Company at PhP50 per share from its stockholders as of record as of 31 May 2002. The buyback offer is to purchase one share out of every twenty shares held by each shareholder as of record date.

Income Statement Analysis For the 6 Months Ended 30 June 2003:

Total revenue decreased by about P50.6 million or 17% as compared to the same period last year. The fall is mainly due to lower Room and Food and Beverage ("F&B") revenue.

Revenue:

Room revenue dropped by about PhP24 million or 19% as compared to the same quarter last year. The fall in room revenue is mainly due to lower Average Room Rate (ARR) and occupancy. The Severe Acute Respiratory (SARs) diseases have an impact on the travel business and thus, the room business suffered the lower occupancy.

F&B revenue also decreased by about P34 million or 28%. The closure of the Chinese and Japanese restaurants is a factor for the lower F&B revenue. The loss in F&B revenue from these 2 outlets is compensated by the higher rental income from the lease of said outlets to a third party. The lower F&B revenue is also due to lower covers for the Riviera restaurant and casino.

Cost of Sales:

F&B cost of sales decreased by about 30% as against last year. This is consistent with the lower revenue and moreover, the hotel has initiated various cost-cutting measures to contain the cost from growing.

Gross Profit:

Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is lower as a result of lower revenue.

Operating Expenses:

Operating expenses include payroll and related expenses, other administrative expenses, sales and marketing and energy costs. The total expense is lower than last year by PhP11 million due to various cost reduction schemes implemented.

Net Operating Income:

This is derived after deducting operating expenses from gross operating profit. The fall in net operating income corresponds to the lower gross profit.

Interest Income:

This represents interest income earned from fixed deposits placed with banks. The lower interest income is due to lower cash balance available for placements and lower interest rates.

Income Statement Analysis For the Second Quarter Ended 30 June 2003

Total revenue decreased by about PhP40.1 million or 28% as compared to the same period last year. The fall is mainly due to lower Room and Food and Beverage ("F&B") revenue.

Revenue:
Room revenue dropped by about P22 million or 35% as compared to the same quarter last year. The fall in room revenue is mainly due to lower Average Room Rate (ARR). This is mainly due to lower demand of guestrooms, so most hotels lower the room rate to capture the business. Moreover, the hotel is also getting some low yield group from South Korea in order to maintain certain occupancy. The Severe Acute Respiratory (SARs) diseases have an impact on the travel business and thus, the room business suffered the lower occupancy.

F&B revenue also decreased by about P20.8 million. The closure of the Chinese and Japanese restaurants is a factor for the lower F&B revenue. The loss in F&B revenue from these 2 outlets is compensated by the higher rental income from the lease of said outlets to a third party. The lower F&B revenue is also due to lower covers for the Riviera restaurant and casino.

Cost of Sales:
F&B cost of sales decreased by about 37% as against last year. This is consistent with the lower revenue and moreover, the hotel has initiated various cost-cutting measures to contain the cost from growing.

Gross Profit:
Gross profit is derived after deducting cost of sales from gross revenue. Gross profit as compared to last year is lower as a result of lower revenue.

Operating Expenses:
Operating expenses include payroll and related expenses, other administrative expenses, sales and marketing and energy costs. The total expenses is lower than last year by P8 million due to lower manpower requirement and cost saving initiatives implemented.

Net Operating Income:
This is derived after deducting operating expenses from gross operating profit. The fall in net operating income corresponds to the lower gross profit.

Interest Income:
This represents interest income earned from fixed deposits placed with banks. The variance is marginal.

There are no material event(s) and uncertainties known to management that would address the past and would have an impact on the future operations of the following:

- Any known trends, demands, commitments, events or uncertainties that will have a material impact on the Company's liquidity.
- Any material commitments for capital expenditures, the general purpose of such commitments and the expected sources of funds for such expenditures.
- Any known trends, events or uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales/revenues/income from continuing operations.
- Any significant elements of income or loss that did not arise from the Company's continuing operations.
- The causes for any material change(s) (10% or more) from period to period in one or more line items of the Company's financial statements.
- Any seasonal aspects that had a material effect on the financial condition or results of operations.

Grand Plaza Hotel Corporation

Aging Report As At 30 June 2003

Customer Type	0 to 8 days	9 to 30 days	31 to 60 days	61 to 90 days	91 to 120 days	Over 120 days	Total	%
Airlines	7,998	101,022	1,584	1,592			112,195	0.86%
Credit card	796,017						796,017	6.08%
PAGCOR	1,293,756	4,228,694	90,454	62,803		120,356	5,796,063	44.26%
Individual - local	381,345	115,472		688	104		497,609	3.80%
Company - local	235,676	2,059,657	1,095,486	80,997	124,049	201,667	3,797,532	29.00%
Overpayment	(292,263)	(14,326)	(28,059)	(20,819)	(26,751)	(775,539)	(1,157,757)	-8.84%
Permanent accounts	121,860	136,358	31,711	817	58,576		349,322	2.67%
Staff ledger		16,333	8,262	1,921			26,516	0.20%
Travel Agent - Local	450,535	862,351	438,789	33,505		119,722	1,904,902	14.55%
Temporary credit	96,826	8,669				612,208	717,703	5.48%
Travel Agent - Foreign	67,995	69,472	71,233	24,032	9,773	11,482	253,987	1.94%
TOTAL	3,159,745	7,583,702	1,709,460	185,536	165,751	289,896	13,094,089	100.00%
%	24.13%	57.92%	13.06%	1.42%	1.27%	2.21%	100.00%	

Grand Plaza Hotel Corporation

Balance Sheets

June 30, 2003 and 2002 and December 31, 2002

	June 30 2003	June 30 2002	December 31 2002
Assets			
Current assets			
Cash and investments in short-term notes [Notes 2 and 3]	P 300,402,259	P 421,423,715	P 256,230,506
Receivables			
Trade—net of allowance for doubtful accounts of P1,055,110 in June 2003, P952,457 in June 2002 and P951,450 in December 2002 [Note 2]	142,448,633	158,332,158	154,403,334
Accrued interest	9,192,651	8,585,172	8,974,853
Advances to officers and employees	156,036	37,416	374
Advances to suppliers and contractors	924,189	1,050,548	910,931
Advances to related company [Note 10]	4,951,057	—	—
Other receivable	3,762,424	3,289,998	6,409,035
Inventories [Notes 2 and 4]	7,842,247	10,642,671	9,773,921
Deferred tax assets [Notes 2 and 5]	902,204	261,161	91,372
Prepayments	8,216,778	6,563,838	466,424
Other current assets	8,752,168	8,215,350	9,742,738
Total current assets	487,550,646	618,402,027	447,003,488
Investment in stock of associated company and other advances [Notes 2 and 6]	109,817,360	101,042,493	105,462,732
Loan receivable [Note 7]	15,500,000	15,500,000	15,500,000
Deposit on lease contract [Note 10]	58,000,000	58,000,000	58,000,000
Property and equipment—net [Notes 2 and 8]	850,357,217	893,255,169	872,919,007
Other assets [Notes 2 and 9]	7,203,078	7,203,078	7,203,078
	P 1,528,428,301	P 1,693,402,767	P 1,506,088,305
Liabilities and stockholders' equity			
Current liabilities			
Accounts payable and accrued expenses	P 85,198,739	P 102,837,505	P 93,377,777
Due to immediate holding company [Note 10]	10,651,720	11,180,145	10,861,895
Due to related company [Note 10]	—	6,949,264	1,614,710
Dividends payable [Note 14]	113,751	—	113,751
Income tax payable	4,828,990	11,581,048	10,385,715
Refundable deposits	22,044,937	20,711,004	22,800,818
Rental payable [Notes 2 and 10]	39,195,000	33,165,000	36,180,000
Other current liabilities	142,494,920	138,821,602	145,734,193
Total current liabilities	304,528,057	325,245,568	321,068,859
Reserves	14,620,842	12,494,418	13,330,705
Stockholders' equity			
Capital stock—P10 par value [Note 12]			
Authorized—115,000,000 shares in June 2003 and December 2002, and 127,000,000 shares in June 2002			
Issued—87,318,270 shares in June 2003 and December 2002, and 99,318,270 shares in June 2002	873,182,699	993,182,699	873,182,699
Capital in excess of par value	14,657,518	16,671,838	14,657,518
Retained earnings [Note 14]	556,172,655	963,852,014	518,581,994
	1,444,012,872	1,973,706,551	1,406,422,211
Treasury stock [Note 13]	234,733,470	618,043,770	234,733,470
Net stockholders' equity	1,209,279,402	1,355,662,781	1,171,688,741
	P 1,528,428,301	P 1,693,402,767	P 1,506,088,305

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Income and Retained Earnings
For The Six Months Ended June 30, 2003 and 2002
and For The Year Ended December 31, 2002

	June 30 2003	June 30 2002	December 31 2002
Revenues			
Rooms	P 100,547,693	P 124,204,676	P 228,960,032
Food and beverage	85,265,568	119,796,446	227,244,965
Other operated departments	4,664,752	7,099,578	12,928,878
Others	46,400,706	36,302,972	80,165,371
	236,878,719	287,403,672	549,299,246
Cost of sales			
Food and beverage	23,109,833	33,515,722	64,995,692
Other operated departments	2,532,494	3,701,026	6,593,202
	25,642,327	37,216,748	71,588,894
Gross profit	211,236,392	250,186,924	477,710,352
Operating expenses [Note 15]	166,115,154	177,874,685	349,225,845
Net operating income	45,121,238	72,312,239	128,484,507
Non-operating income (expenses)			
Interest income	8,958,555	9,519,228	17,677,199
Equity in net loss of associated company	(839,543)	(806,385)	(1,317,733)
Dividend income	71,831	11,160	47,059
Gain (loss) on disposal of assets	289,473	—	(51,498)
Realized forex gain (loss)	(2,771,211)	24,777	196,921
Unrealized forex gain (loss) [Note 11]	1,456,029	(5,004,102)	4,331,865
	7,165,134	3,744,678	20,883,813
Net income before tax	52,286,372	76,056,917	149,368,320
Provision for income tax [Notes 2 and 5]			
Current	15,506,543	24,793,976	43,696,493
Deferred	(810,832)	(109,004)	60,784
	14,695,711	24,684,972	43,757,277
Net income	37,590,661	51,371,945	105,611,043
Retained earnings [Note 14]			
Unappropriated—beginning	283,848,524	294,436,299	294,436,299
Appropriation during the period	—	—	(93,890,580)
Dividends declared	—	—	(22,308,238)
Unappropriated—end	321,439,185	345,808,244	283,848,524
Appropriated	234,733,470	618,043,770	234,733,470
Retained earnings, end	P 556,172,655	P 963,852,014	P 518,581,994
Earnings per share [Note 2]	P 0.45	P 0.59	P 1.28
Diluted earnings per share [Note 2]	P 0.45	P 0.59	P 1.28

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Income and Expenses
For The Second Quarters Ended June 30, 2003 and 2002

	2003	2002
Revenues		
Rooms	P 41,220,638	P 63,295,094
Food and beverage	37,259,077	58,114,491
Other operated departments	1,864,954	3,254,157
Other	23,043,926	18,902,561
	103,388,595	143,566,303
Cost of sales		
Food and beverage	9,734,630	16,263,381
Other operated departments	990,207	1,607,546
	10,724,837	17,870,927
Gross profit	92,663,758	125,695,376
Operating expenses [Note 15]	79,075,573	91,047,726
Net operating income	13,588,185	34,647,650
Non-operating income (expenses)		
Interest income	4,781,156	4,401,361
Equity in net loss of associated company	(436,194)	(476,788)
Dividend income	11,022	350
Gain on disposal of assets	288,454	—
Realized forex gain (loss)	3,238	24,836
Unrealized forex (loss) gain [Note 11]	521,224	(5,004,102)
	5,168,900	(1,054,343)
Net income before tax	18,757,085	33,593,307
Provision for income tax	7,042,456	13,626,132
Net income	P 11,714,629	P 19,967,175
Earnings per share [Note 2]	P 0.14	P 0.23
Diluted earnings per share [Note 2]	P 0.14	P 0.23

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Cash Flows
For The Six Months Ended June 30, 2003 and 2002
and For The Year Ended December 31, 2002

	June 30 2003	June 30 2002	December 31 2002
Cash flows from operating activities			
Net income	P 37,590,661	P 51,371,945	P 105,611,043
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation	24,119,900	24,218,624	48,346,307
Equity in net loss of associated company	839,543	806,385	1,317,733
Provision for bad debts	1,055,110	952,457	951,450
Changes in operating assets and liabilities			
(Increase) decrease in			
Accounts receivable—trade	10,899,591	(20,926,619)	(16,996,788)
Interest receivable	(217,798)	(152,995)	(542,676)
Advances to officers and employees	(155,662)	(28,443)	8,599
Advances to suppliers and contractors	(13,258)	(933,248)	(793,631)
Advances to related company	(4,951,057)	—	—
Other receivables	2,646,611	2,071,940	(1,047,097)
Inventories	1,931,674	769,843	1,638,593
Deferred tax asset	(810,832)	(109,004)	60,785
Prepayments	(7,750,354)	(5,719,003)	378,411
Other current assets	990,570	(367,068)	(1,894,456)
Increase (decrease) in			
Accounts payable and accrued expenses	(8,179,038)	6,382,290	(3,077,438)
Income tax payable	(5,556,725)	2,266,565	1,071,232
Refundable deposits	(755,881)	(1,173,692)	916,122
Rental payable	3,015,000	3,015,000	6,030,000
Other current liabilities	(3,239,273)	4,167,307	11,079,898
Reserves	1,290,137	2,516,647	3,352,934
Net cash provided by operating activities	52,748,919	69,128,931	156,411,021
Cash flows from investing activity			
Acquisition of property and equipment—net	(1,558,110)	(879,324)	(4,670,845)
Net cash used in investing activity	(1,558,110)	(879,324)	(4,670,845)
Cash flows from financing activities			
Advances from immediate holding company	(210,175)	(281,151)	(599,401)
Advances to associated company	(5,194,171)	(4,536,392)	(9,467,979)
Due to related companies	(1,614,710)	5,446,686	112,132
Dividends paid	—	(17,388,241)	(39,582,728)
Buyback of shares	—	—	(215,904,900)
Net cash used in financing activities	(7,019,056)	(16,759,098)	(265,442,876)
Net increase (decrease) in cash and investments in short-term notes	44,171,753	51,490,509	(113,702,700)
Cash and investments in short-term notes, beginning	256,230,506	369,933,206	369,933,206
Cash and investments in short-term notes, end	P 300,402,259	P 421,423,715	P 256,230,506

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation
Statements of Cash Flows
For The Second Quarters Ended June 30, 2003 and 2002

	2003	2002
Cash flows from operating activities		
Net income	P 11,714,629	P 19,967,175
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation	12,046,267	12,098,596
Equity in net loss of associated company	436,194	476,788
Provision for bad debts	161,976	952,457
Changes in operating assets and liabilities		
(Increase) decrease in		
Accounts receivable—trade	9,513,325	(18,985,524)
Accrued interest receivable	(25,746)	(85,158)
Advances to officers and employees	(171,890)	325,290
Advances to suppliers and contractors	834,546	(793,189)
Advances to related company	(4,951,057)	—
Other receivables	(951,693)	(726,433)
Inventories	855,841	477,904
Deferred income tax	1,647,727	1,734,138
Prepayments	(325,727)	(691,036)
Other current assets	1,890,572	582,824
Increase (decrease) in		
Accounts payable and accrued expenses	518,370	3,428,880
Income tax payable	(2,778,049)	619,290
Refundable deposits	(1,709,875)	1,701,476
Rental payable	1,507,500	1,507,500
Other current liabilities	(19,129,536)	(12,947,722)
Reserves	910,947	991,740
Net cash provided by operating activities	11,994,321	10,634,996
Cash flows from investing activity		
Acquisition of property and equipment—net	(1,020,727)	(40,000)
Cash flows from financing activities		
Advances from immediate holding company	—	(41,324)
Advances from associated company	(2,453,493)	(2,242,973)
Due to related company	(6,701,201)	1,216,071
Dividends paid	—	(84,260)
Net cash used in financing activities	(9,154,694)	(1,152,486)
Net increase in cash and investments in short-term notes	1,818,900	9,442,510
Cash and investments in short-term notes, beginning	298,583,359	411,981,205
Cash and investments in short-term notes, end	P 300,402,259	P 421,423,715

See accompanying Notes to Financial Statements.

Grand Plaza Hotel Corporation

Statements of Changes in Equity
For the Six Months Ended June 30, 2003 and 2002
and For the Year Ended December 31, 2002

	Capital Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings Unappropriated	Retained Earnings Appropriated	Total
Balance at January 1, 2002	993,182,699	16,671,838	(618,043,770)	294,436,299	618,043,770	1,304,290,836
Net income for the six months ended June 30, 2002				51,371,945		51,371,945
Balance at June 30, 2002	993,182,699	16,671,838	(618,043,770)	345,808,244	618,043,770	1,355,662,781
Net income for the six months ended December 31, 2002				54,239,098		54,239,098
Dividends				(22,308,238)		(22,308,238)
Appropriation during the period				(93,890,580)	93,890,580	--
Retirement of shares	(120,000,000)	(2,014,320)	599,215,200		(477,200,880)	--
Buyback of shares			(215,904,900)			(215,904,900)
Balance at December 31, 2002	873,182,699	14,657,518	(234,733,470)	283,848,524	234,733,470	1,171,688,741
Net income for the six months ended June 30, 2003				37,590,661		37,590,661
Balance at June 30, 2003	**873,182,699**	**14,657,518**	**(234,733,470)**	**321,439,185**	**234,733,470**	**1,209,279,402**

See accompanying Notes to Financial Statements.

1. Organization

Grand Plaza Hotel Corporation (the "Company") was registered with the Securities and Exchange Commission on August 9, 1989 with principal office in Pasay City, Metro Manila, Philippines primarily to own, lease or manage one or more hotels, inns or resorts, all adjuncts and accessories thereto, and all other tourist-oriented businesses as may be necessary in connection therewith.

The Company owns The Heritage Hotel, a deluxe class hotel that offers 467 rooms and deluxe facilities and amenities such as restaurants, ballrooms, a 24-hour coffee shop and a casino.

As of June 30, 2003 and 2002 and December 31, 2002, the Company had 520 (436 permanent and 84 casuals), 683 (492 permanent and 191 casuals) and 635 (465 permanent and 170 casuals) employees, respectively.

2. Summary of significant accounting policies

The financial statements of the Company have been prepared in accordance with Philippine generally accepted accounting principles (GAAP) and are denominated in Philippine pesos. The preparation of financial statements in conformity with Philippine GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Investments in short-term notes

Investments in short-term notes are stated at cost.

Accounts receivable—trade

Accounts receivable—trade is stated net of allowance for possible uncollectible accounts.

Inventories

Inventories are stated at cost under the first-in, first-out (FIFO) method.

Investment in stock of associated company

Investment in stock of associated company is accounted for by the equity method.

Property and equipment

Property and equipment are carried at cost. Depreciation is provided under the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years. Major improvements are charged to property accounts while maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Chinaware, glassware, silverware, linen and utensils are stated at cost including major expenditures incurred resulting from increased capacity in operations. Subsequent replacements are charged to profit and loss account.

Refundable deposits

This account represents rental deposits by lessees, deposits on banquet and room orders, and construction bond.

2. Summary of significant accounting policies *(continuation)*

Foreign currency transactions

Foreign currency transactions consisting mainly of intercompany advances are recorded in pesos based on exchange rates prevailing at the date of transaction. All assets and liabilities in foreign currencies are translated to the reporting currency at approximately the exchange rate prevailing at the balance sheet date. Any exchange difference arising from this translation is charged to gain or loss on foreign currency differentials.

Leases

The Company accounts for its leases under the operating lease method.

Income taxes

The Company uses the liability method of accounting for income taxes as required by *Accounting Standards Council (ASC) Statement of Financial Accounting Standards (SFAS) No. 23, Accounting for Income Taxes*. Under ASC SFAS No. 23, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between pretax financial income and taxable income and the financial reporting bases of assets and liabilities and their related tax bases. Deferred tax assets and liabilities are measured using the tax rates applicable to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Earnings per share/diluted earnings per share

Earnings per share/diluted earnings per share are based on the outstanding common shares of 87,318,270 in June 2003 and December 2002 and 99,318,270 in June 2002, net of treasury shares of 4,695,163 in June 2003 and December 2002 and 12,377,065 in June 2002.

3. Investments in short-term notes

These consist of fixed short-term deposits with various local and foreign banks.

4. Inventories

Inventories consist of:

	June 30 2003	June 30 2002	December 31 2002
Food	P 685,973	P 2,622,622	P 2,203,630
Beverage and tobacco	980,177	1,507,152	1,356,434
Operating supplies	2,033,688	2,653,691	2,187,511
General supplies	2,313,763	1,827,005	2,137,790
Engineering supplies	948,341	1,201,407	1,134,241
Others	880,305	830,794	754,315
	P 7,842,247	P 10,642,671	P 9,773,921

5. Deferred income tax

This refers to the deferred income tax set up on deferred income, provision for doubtful accounts and provision for retirement benefits. The deferred tax effects of unrealized foreign exchange differences have not been recognized in the financial statements in view of the extreme volatility of the foreign exchange rate. This is broken down as follows:

	June 30 2003	June 30 2002	December 31 2002
Deferred tax assets			
Provision for retirement	P 2,639,671	P 1,726,105	P 1,8692,010
Provision for bad debts	337,635	304,787	304,464
	2,977,306	2,030,892	2,166,474
Deferred tax liability			
Deferred rental	(2,075,102)	(1,769,731)	(2,075,102)
	P 902,204	P 261,161	P 91,372

6. Investment in stock of associated company and other advances

The Company's 40% investment in Harbour Land Corporation (HLC) is adjusted by the Company's equity in net earnings (loss) of HLC since the date of acquisition. The details of this investment are as follows:

	June 30 2003	June 30 2002	December 31 2002
Acquisition cost	P 48,200,000	P 48,200,000	P 48,200,000
Equity in net income (loss)			
Beginning of period	(1,600,455)	(282,722)	(282,722)
Equity in net loss during the period	(839,543)	(806,385)	(1,317,733)
End of period	(2,439,998)	(1,089,107)	(1,600,455)
	45,760,002	47,110,893	46,599,545
Advances	64,057,358	53,931,600	58,863,187
	P 109,817,360	P 101,042,493	P 105,462,732

7. Loan receivable

This pertains to a loan extended to Rogo Realty Corporation (RRC) which is collateralized by its investment in shares of stock of HLC and is payable after 25 years in the year 2015 with interest at 5% per annum.

8. Property and equipment

These consist of the following:

	December 31 2002	Additions	Disposals	June 30 2003
Cost				
Building and building equipment	P 956,840,859	P 570,909	P —	P 957,411,768
Furniture, fixtures & equipment	298,989,491	563,636	(2,206,714)	297,346,413
Transportation equipment	3,735,769	759,091	(1,927,318)	2,567,542
Leasehold improvements	385,157	—	—	385,157
	1,259,951,276	1,893,636	(4,134,032)	1,257,710,880
Accumulated depreciation				
Building and building equipment	170,300,271	10,489,768	—	180,790,039
Furniture, fixtures & equipment	246,440,441	13,457,187	(1,911,619)	257,986,009
Transportation equipment	3,557,870	172,945	(1,886,887)	1,843,928
Leasehold improvements	385,157	—	—	385,157
	420,683,739	24,119,900	(3,798,506)	441,005,133
Net	839,267,537	(22,226,264)	(335,526)	816,705,747
Operating equipment	33,651,470	—	—	33,651,470
	P 872,919,007	(P22,226,264)	(P 335,526)	P 850,357,217

	June 30 2002	Additions	Disposals	December 31 2002
Cost				
Building and building equipment	P 954,721,486	P 2,119,373	P —	P 956,840,859
Furniture, fixtures & equipment	297,558,680	1,723,646	(292,835)	298,989,491
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,256,401,092	3,843,019	(292,835)	1,259,951,276
Accumulated depreciation				
Building and building equipment	159,826,329	10,473,942	—	170,300,271
Furniture, fixtures & equipment	233,125,073	13,556,705	(241,337)	246,440,441
Transportation equipment	3,460,834	97,036	—	3,557,870
Leasehold improvements	385,157	—	—	385,157
	396,797,393	24,127,683	(241,337)	420,683,739
Net	859,603,699	(20,284,664)	(51,498)	839,267,537
Operating equipment	33,651,470	—	—	33,651,470
	P 893,255,169	(P20,284,664)	(P 51,498)	P 872,919,007

8. Property and equipment *(continuation)*

	December 31 2001	Additions	Disposals	June 30 2002
Cost				
Building and building equipment	P 954,145,952	P 575,534	P —	P 954,721,486
Furniture, fixtures & equipment	297,254,890	303,790	—	297,558,680
Transportation equipment	3,735,769	—	—	3,735,769
Leasehold improvements	385,157	—	—	385,157
	1,255,521,768	879,324	—	1,256,401,092
Accumulated depreciation				
Building and building equipment	149,366,608	10,459,721	—	159,826,329
Furniture, fixtures & equipment	219,463,206	13,661,867	—	233,125,073
Transportation equipment	3,363,798	97,036	—	3,460,834
Leasehold improvements	385,157	—	—	385,157
	372,578,769	24,218,624	—	396,797,393
Net	882,942,999	(23,339,300)	—	859,603,699
Operating equipment	33,651,470	—	—	33,651,470
	P 916,594,469	(P23,339,300)	P —	P 893,255,169

Depreciation expense amounted to P24,119,900, P24,218,624 and P48,346,307 for the six months ended June 30, 2003 and 2002 and for the year ended December 31, 2002, respectively.

9. Other assets

Other assets consist of the following:

	June 30 2003	June 30 2002	December 31 2002
Miscellaneous investments and deposits	P 5,121,291	P 5,121,291	P 5,121,291
Others	2,081,787	2,081,787	2,081,787
	P 7,203,078	P 7,203,078	P 7,203,078

10. Related party transactions

The Company, in the normal course of business, has entered into transactions with its related parties, principally consisting of cash advances. These accounts are shown as "Advances to related company", "Due to related company", "Advances to associated company" and "Due to immediate holding company" in the accompanying balance sheets.

The Company also leases its hotel site and a fully-furnished townhouse unit from HLC. The lease contract on the hotel site requires that the Company deposit P58.0 million (carried under "Deposit on lease contract" account) to answer for any and all unpaid obligations that the Company may have under said contract. Accrual of the 10% annual interest on said lease deposit is debited to "Advances to associated company" while the annual rent expenses for the hotel site and the townhouse unit for P5.91 million and P0.12 million, respectively, are included under "General and administrative expenses" and "Rental payable".

The Company has entered into a management contract with CDL Hotels (Phils.) Corporation for the latter to act as the hotel's administrator. Under the terms of the agreement, the Company is required to pay monthly basic management and incentive fees based on a certain percentage of the hotel's gross revenues and gross operating profit, respectively. Management fees payable amounted to P8.4 million as of June 30, 2003, P76 million as of June 30, 2002 and P87 million as of December 31, 2002.

11. Unrealized foreign exchange difference

Unrealized foreign exchange gain represents the effect of the restatement of US dollar placements and deposits. As mentioned in Note 5, the deferred tax effects of unrealized foreign exchange difference have not been recognized in view of the extreme fluctuation in the exchange rate.

12. Retirement of shares

In a meeting held on May 3, 2002, the board of directors approved the retirement of 12,000,000 treasury shares thereby reducing further its authorized capital stock from P1,270,000,000 divided into 127,000,000 shares with a par value of P10 per share to P1,150,000,000 divided into 115,000,000 shares with a par value of P10 per share. This was ratified by the stockholders at a special meeting on July 1, 2002 and was approved by the SEC on July 24, 2002.

13. Treasury stock

The board of directors in its meeting on May 3, 2002 approved to purchase part of the shares of the Company at P50 per share from its stockholders on record as of May 31, 2002. The buy back offer is to purchase one share out of every twenty (20) shares held by each shareholder as of record date.

As discussed in Note 12, 12,000,000 shares reacquired as treasury shares in 2001 were retired in 2002.

As at June 30, 2003 and December 31, 2002, 4,695,163 shares were held in treasury after retirement of 12,000,000 shares and buyback of 4,318,098 shares in 2002. As at June 30, 2002, 12,377,065 shares were held in treasury after retirement of 23,000,000 shares and buyback of 12,345,164 shares in 2001.

14. Retained earnings

The board of directors in its meeting on November 5, 2002 approved the declaration of cash dividends in the total amount of P22,308,238 to be distributed among stockholders of record as of November 19, 2002, pro-rata to their respective shareholdings and paid on December 13, 2002.

15. Retirement cost

The Company has an informal and unfunded non-contributory defined benefit retirement plan covering substantially all of its employees. Retirement cost is provided based on an actuarial report which computed retirement benefits provided under the Philippine retirement law (R.A. 7641).

Provision for retirement amounted to P2,470,112, P399,452, and P824,153 for the six months ended June 30, 2003 and 2002 and for the year ended December 31, 2002, respectively. As at June 30, 2003 and 2002 and December 31, 2002, accrued retirement totaled P8,248,970, P5,394,079, and P5,778,780, respectively.

16. Reclassification

Certain accounts in the 2002 financial statements were reclassified to conform to the current period's presentation of accounts.

MASNET No. 80 OF 13.08.2003
Announcement No. 102

CITY DEVELOPMENTS LIMITED


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.

NEWS RELEASE - CDL BUYS 36 CHOICE UNITS AT CAPITALAND'S IMPERIAL

City Developments Limited has today issued a news release in relation to its purchase of 36 units of CapitaLand's soon-to-be-launched development, The Imperial, off River Valley Road.

Attached news release is for information.



The Imperial (Final

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 13/08/03 to the SGX

PRESS RELEASE

13 August 2003

For Immediate Release

CDL BUYS 36 CHOICE UNITS AT CAPITALAND'S IMPERIAL

City Developments Limited (CDL) has purchased 36 units or 20 per cent of CapitaLand's soon-to-be-launched development, The Imperial, off River Valley Road.

The block purchase for an estimated $52 million includes a good spread of two-, three- and four- bedroom units as well as one penthouse. The sizes of the units bought range from 980 to 3.552 square feet (sqft).

The Imperial, a freehold development by CapitaLand, has a total of 187 units. The development is scheduled to be completed within three years.

"We are happy to have the opportunity to purchase 36 choice units at The Imperial from another quality developer like CapitaLand. The development sits on the hill of the previous Imperial Hotel site and boasts of an imperial palace ambience," said Mr Chia Ngiang Hong, Group General Manager of CDL.

"It is one of the last few freehold sites available at the prime River Valley area and is one of the most prestigious projects to be launched in recent months. It is almost impossible to find freehold sites with panoramic views of the cityscape in such prime locations. Such sites are difficult to replenish," he added.

The sale of the units is expected to generate good profits for CDL, noted Mr Chia.

Following the purchase, CapitaLand is understood to be planning to raise its price for the units. An estimated 30 more units have been sold in the soft launch in addition to CDL's 36-unit purchase.

This is the second deal between CDL and CapitaLand in a month. Last week, the two listed developers inked a deal to jointly purchase en-bloc, Parkview condominium for $165 million as well as to redevelop the site. Total cost for the project is estimated at $320 million.

For more information, please contact:

Gerry de Silva
Group Corporate Affairs Mgr
Hong Leong Group, Singapore
Tel: 6428 9308
Mobile: 9731 7122

Jean Khoo
Head, Corporate Communications
City Developments Limited
Tel: 6428 9315
Mobile: 9689 2383

MASNET No. 45 OF 21.08.2003
Announcement No. 45


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C.
SECTION
155

CITY DEVELOPMENTS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Tan I Tong
Date of notice to company:	21/08/2003
Date of change of interest:	20/08/2003
Name of registered holder:	Tan I Tong
Circumstance(s) giving rise to the interest: Please specify details:	Others Acceptance of the offer (the "Offer") by City Developments Limited (the "Company") to acquire all the issued ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL") in respect of 210,756 TRL shares, and election to receive the Share Alternative of 0.13 new share in the Company for each TRL share as consideration pursuant to which 27,398 shares in the Company will be issued to Mr Tan I Tong.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	27,398
% of issued share capital:	0.003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	See above details on share exchange of TRL shares for shares in the Company pursuant to acceptance of the Offer and election for the Share Alternative.
No. of shares held before the transaction:	10,467
% of issued share capital:	0.001
No. of shares held after the transaction:	37,865
% of issued share capital:	0.005

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	10,467
% of issued share capital:	0	0.001
No. of shares held after the transaction:	0	37,865
% of issued share capital:	0	0.005
Total shares:	0	37,865

Note: % of issued share capital is based on the Company's issued ordinary share capital of $408,598,990.50 divided into 817,197,981 shares of $0.50 each as at 20/8/2003, which does not include the 27,398 shares (the subject of the transaction) that will be issued and allotted within 21 days of the acceptance of the Offer.

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 21/08/2003 to the SGX

MASNET No. 47 OF 21.08.2003
Announcement No. 47


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH, D.C. SECTION

CITY DEVELOPMENTS LIMITED

Notice Of Director's Shareholding

Name of director:	Kwek Leng Beng
Date of notice to company:	21/08/2003
Date of change of interest:	20/08/2003
Name of registered holder:	(1) Kwek Leng Beng (2) Oversea-Chinese Bank Nominees Private Limited for account of Kwek Leng Beng
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Acceptance of the offer (the "Offer") by City Developments Limited (the "Company") to acquire all the issued ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL") in respect of 2,777,820 TRL shares, and election to receive the Share Alternative of 0.13 new share in the Company for each TRL share as consideration pursuant to which 361,115 shares in the Company will be issued to Mr Kwek Leng Beng.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	361,115
% of issued share capital:	0.044
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	See above details on share exchange of TRL shares for shares in the Company pursuant to acceptance of the Offer and election for the Share Alternative.
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	361,115
% of issued share capital:	0.044

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	361,115
% of issued share capital:	0	0.044
Total shares:	0	361,115

Note: % of issued share capital is based on the Company's issued ordinary share capital of $408,598,990.50 divided into 817,197,981 shares of $0.50 each as at 20/8/2003, which does not include the 361,115 shares (the subject of the transaction) that will be issued and allotted within

21 days of the acceptance of the Offer.

Submitted by Shufen Loh @ Catherine Shufen Loh, Company Secretary on 21/08/2003 to the SGX

MASNET No. 59 OF 22.08.2003
Announcement No. 77

CITY DEVELOPMENTS LIMITED


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C. 155 SECTION

PRESS STATEMENT - News Reports on CDL Managing Director's Comments on Property Sale Published & Broadcast on 21 and 22 August 2003

Please refer to the attached file on the press statement by City Developments Limited in respect of the above.



comments on CDL sal

Submitted by Enid Ling Peek Fong, Company Secretary on 22/08/2003 to the SGX

22 August 2003

PRESS STATEMENT

News Reports on CDL Managing Director's Comments on Property Sale Published & Broadcast on 21 & 22 August

CDL would like to clarify that the number "1300 to 1400" given to the media yesterday was referring to the number of units planned to be launched in 2003.

CDL is confident that the Group will be able to achieve sales to maintain our market share of about 15% as per last year.

For more information, please contact:

Gerry de Silva
Group Corporate Affairs Mgr
Hong Leong Group, Singapore
Tel: 6428 9308
Mobile: 9731 7122

Jean Khoo
Head, Corporate Communications
City Developments Limited
Tel: 6428 9315
Mobile: 9689 2383

MASNET No. 59 OF 22.08.2003
Announcement No. 77

CITY DEVELOPMENTS LIMITED

PRESS STATEMENT - News Reports on CDL Managing Director's Comments on Property Sale Published & Broadcast on 21 and 22 August 2003

Please refer to the attached file on the press statement by City Developments Limited in respect of the above.



comments on CDL sal

Submitted by Enid Ling Peek Fong, Company Secretary on 22/08/2003 to the SGX

bcc Mr Kwek Leng Beng
Mr Kwek Leng Joo
Ms Patricia Yeo
Mr Chia Ngiang Hong
Ms LST Lim
Ms Catherine Loh

22 August 2003

PRESS STATEMENT

News Reports on CDL Managing Director's Comments on Property Sale Published & Broadcast on 21 & 22 August

CDL would like to clarify that the number "1300 to 1400" given to the media yesterday was referring to the number of units planned to be launched in 2003.

CDL is confident that the Group will be able to achieve sales to maintain our market share of about 15% as per last year.

For more information, please contact:

Gerry de Silva
Group Corporate Affairs Mgr
Hong Leong Group, Singapore
Tel: 6428 9308
Mobile: 9731 7122

Jean Khoo
Head, Corporate Communications
City Developments Limited
Tel: 6428 9315
Mobile: 9689 2383

MASNET No. 65 OF 25.08.2003
Announcement No. 66


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH. D.C. SECTION

CITY DEVELOPMENTS LIMITED

Notice Of Director's Shareholding

Name of director:	Sim Miah Kian
Date of notice to company:	25/08/2003
Date of change of interest:	25/08/2003
Name of registered holder:	1. Sim Miah Kian 2. Lee Siew Seng (Spouse)
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Acceptance of the offer (the "Offer") by City Developments Limited (the "Company") to acquire all the issued ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL") in respect of 931,656 TRL shares in own name and 523,120 TRL shares in spouse's name, and the election to receive the Share Alternative of 0.13 new share in the Company for each TRL share as consideration pursuant to which 121,115 shares in own name and 68,005 shares in spouse's name in the Company will be issued to Mr Sim Miah Kian and his spouse.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	189,120
% of issued share capital:	0.023
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	See above details on share exchange of TRL shares for shares in the Company pursuant to acceptance of the Offer and election for the Share Alternative.
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	189,120
% of issued share capital:	0.023

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	68,005	121,115
% of issued share capital:	0.008	0.015
Total shares:	68,005	121,115

Note: % of issued share capital is based on the Company's issued ordinary share capital of

$408,598,990.50 divided into 817,197,981 shares of $0.50 each as at 25/8/2003, which does not include the 189,120 shares (the subject of the transaction) that will be issued and allotted within 21 days of the acceptance of the Offer.

Submitted by Enid Ling Peek Fong, Company Secretary on 25/08/2003 to the SGX


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C.
155
SECTION

MASNET No. 77 OF 25.08.2003
Announcement No. 78

CITY DEVELOPMENTS LIMITED

Announcement of 2003 Interim Results for the six months ended 30 June 2003 of Subsidiary Company, City e-Solutions Limited

25 August 2003

Head, Listings Department
Singapore Exchange Securities Trading Limited
2 Shenton Way
#19-00 SGX Centre 1
Singapore 068804.

Dear Sir

Announcement of 2003 Interim Results for the six months ended 30 June 2003 of Subsidiary Company, City e-Solutions Limited

We attach herewith a copy of the subject announcement issued by City e-Solutions Limited on 25 August 2003, for your information.



ces 2003 Interim Announce

Yours faithfully
CITY DEVELOPMENTS LIMITED

Enid Ling Peek Fong
Company Secretary

Submitted by Enid Ling Peek Fong, Company Secretary on 25/08/2003 to the SGX



City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

2003 INTERIM RESULTS – ANNOUNCEMENT
UNAUDITED CONSOLIDATED RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2003

RESULTS

The Directors of City e-Solutions Limited (the "Company") are pleased to announce the following interim unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30 June 2003 together with comparative figures.

	Note	*Six months ended 30 June* *2003* HK$'000	*2002* HK$'000
Turnover	2	34,884	40,459
Cost of sales		(8,952)	(9,000)
Gross profit		25,932	31,459
Other income (net)	3	11,954	18,313
Administrative expenses	4	(26,669)	(49,267)
Profit from operations	2	11,217	505
Profit from ordinary activities before taxation		11,217	505
Taxation	5	(55)	(425)
Profit from ordinary activities after taxation		11,162	80
Minority interests		27	2,895
Profit attributable to shareholders		11,189	2,975
Dividends	6	-	-
Retained profit for the period		11,189	2,975
Earnings per share	7		
Basic		2.92 cents	0.78 cents

Notes: -

1. This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants, whose review report is included in the interim financial report to be sent to shareholders.

2. The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries during the financial period are as follows:

a) Principal Activities

	Investment Holding Six months ended 30 June		*Hospitality Related Services* Six months ended 30 June		*Consolidated* Six months ended 30 June	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Revenue from external customers	6,086	5,927	28,798	34,532	34,884	40,459
Profit/(loss) from operations	12,020	20,059	(803)	(19,554)	11,217	505
Taxation					(55)	(425)
Minority interests					27	2,895
Profit attributable to shareholders					11,189	2,975
Depreciation and amortisation for the period	541	565	951	1,037	1,492	1,602

b) Geographical Locations of Operations

	Group Turnover Six months ended 30 June		*Profit/(loss) from operations* Six months ended 30 June	
	2003 HK$'000	2002 HK$'000	2003 HK$'000	2002 HK$'000
Hong Kong	5,337	5,927	11,342	20,059
Singapore	786	0	678	0
United States	28,761	34,532	(803)	(19,554)
	34,884	40,459	11,217	505

3. The analysis of other income (net) is as follows:

	Six months ended 30 June 2003 HK$'000	2002 HK$'000
Exchange gain net	4,351	17,136
Net gain on sale of fixed assets	65	132
Unrealised gain on stating securities at fair value (net)	7,458	810
Others	80	235
	11,954	18,313

4. Administrative expenses were largely incurred by the hospitality related services business units. A one-off restructuring charge amounting to HK$15.6 million was incurred in the previous corresponding period ended 30 June 2002.

5. Taxation

	Six months ended 30 June	
	2003	*2002*
	HK$'000	HK$'000
Hong Kong taxation	-	411
Overseas taxation	55	14
	55	425

Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profits arising in Hong Kong. Overseas taxation has been provided on estimated assessable profits at the rates of taxation prevailing in the countries in which the Group operates.

The Company is exempted from taxation in the Cayman Islands for a period of twenty years from 1989 under the provisions of Section 6 of the Tax Concessions Law (Revised) of the Cayman Islands.

The Group did not have material unprovided deferred taxation at the balance sheet date.

6. Dividends

a) Dividends attributable to the interim period
The Directors of the Company have resolved not to declare an interim dividend for the six months ended 30 June 2003 (2002: Nil).

b) Dividends attributable to the previous financial year, approved and paid during the interim period.

	Six months ended 30 June	
	2003	*2002*
	HK$'000	HK$'000
Final dividends in respect of the previous financial year, approved and paid during the interim period of 2 cents (2002: nil cents) per share	7,663	-

7. Earnings per share

a) Basic earnings per share
The calculation of basic earnings per share is based on profit after taxation attributable to shareholders of HK$11.2 million (2002: HK$3.0 million) and on 383,125,524 (2002: 383,125,524) ordinary shares in issue during the period.

b) Diluted earnings per share
Diluted earnings per share is not applicable as there are no dilutive potential ordinary shares during the period.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

Through its 85% subsidiary, SWAN Holdings Limited Group ("SWAN"), the Group has most of its activities in the United States.

Weak economic growth, the Iraq war and the SARS virus, which affected the West Coast hotels that relied on Asian travellers, made the operating environment in the US hospitality industry in the first half extremely challenging. There was a palpable diminution in corporate and leisure travel during this period which adversely affected SWAN's revenues as they are aligned to the business volume and revenue stream of its hotel customers.

For the 1st half of the year, SWAN recorded revenues of HK$29.5 million, a decline of 14.5% against the previous corresponding period, incurring a small net loss of HK$0.1 million. This was a significant improvement over the previous corresponding period's net loss of HK$19.5 million which included a one-time restructuring charge of HK$15.6 million. The major contributing factor for the much lower losses was the significant reduction in SWAN's operating cost base, which resulted from the cost rationalization and restructuring exercise carried out in the first half of last year.

SWAN continued to have some successes in signing new contracts for its hotel management and reservation distribution and advisory businesses with several new contracts for the first six months of the year.

Financial Commentary

Group Performance

Despite a lower Group turnover, City e-Solutions Limited Group ("ces Group") recorded a higher net profit attributable to its shareholders of HK$11.2 million, an increase of 276.1%, as compared to a net profit of HK$3.0 million in the previous corresponding period. The improvement in the Group's result was due mainly to lower expenses which includes allowances for doubtful receivables of HK$2.7 million during the period under review and the absence of a one-off restructuring charge of HK$15.6 million incurred in the previous corresponding period. Consequently, administrative expenses amounted to HK$26.7 million, down 45.9%, from HK$49.3 million in the previous corresponding period.

The Group's turnover decreased by 13.8% to HK$34.9 million from HK$40.5 million which can be attributed to a rationalization of its risk management services as well as the cessation in provision of accounting services. However, SWAN reported improved revenues for both of its core businesses comprising hotel management and reservation distribution over the previous corresponding period.

The lower interest income pursuant to the continuing decline in interest rates globally which was however, partially mitigated by a dividend income received on the Group's quoted equity security invested during the period under review.

The Group reported a lower other net income of HK$12.0 million, down 34.7% from HK$18.3 million in the previous corresponding period. Other net income comprises principally exchange gain of HK$4.4 million and an amount of HK$7.5 million to restate the Group's investment at fair value as at 30 June 2003.

Financial Position, Cash Flow and Borrowings

As at 30 June 2003, the Group's gross assets stood at HK$610.3 million, marginally up from HK$609.6 million as at 31 December 2002.

For the period under review, net operating cash inflow amounted to HK$3.4 million. During the period under review, to increase returns from capital, an amount of HK$24.8 million was invested in a quoted equity security which increased in value to HK$30.8 million as at 30 June 2003. A further HK$7.7 million was paid to shareholders as dividends. Consequently, the Group reported a cash and cash equivalents of HK$524.1 million as at 30 June 2003 and HK$553.4 million as at 31 December 2002.

The Group has no borrowings for the financial period ended 30 June 2003.

Treasury Activities

The Group's major foreign currency exposure has been reduced significantly. The majority of the Sterling Pound deposits previously held by the Group have now been converted to the United States dollar. With respect to the United States dollar deposits, as long as the Hong Kong dollar trades within the existing United States dollar peg arrangement, currency risk will be minimal.

Employees

For the period under review, the Group has an average of 40 employees with a total payroll costs of HK$15.0 million as compared to an average of 66 employees for the previous corresponding period with a total payroll costs of HK$21.4 million.

Prospects

The economic environment in the United States is showing some signs of recovery in the second half of this year. However, the timing and strength of this recovery remain highly uncertain. We will continue to adopt a prudent approach in managing the businesses by ensuring that costs are kept in line with the level of business activities. The hotel management and reservations distribution and advisory business units are continuing to work on many potential contracts and are optimistic that some of these contracts will be converted to multi-year contracts in the second half of the year.

While adopting a cautious approach, we will be more active in evaluating suitable investment opportunities in the coming six months to take advantage of the possible improvement in the economic environment in 2004. Barring unforeseen circumstances, the Group's hospitality related operations will continue to be satisfactory in the second half of 2003.

AUDIT COMMITTEE

The members of the Audit Committee of the Company comprise 2 independent non-executive directors of the Company. It has reviewed the unaudited interim financial report of the Group for the six months ended 30 June 2003.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice set out in Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited throughout the period. The independent non-executive directors are not appointed for a specific term but are subject to retirement by rotation and re-election at annual general meeting in accordance with the Articles of Association of the Company.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraph 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the Exchange's website in due course.

By Order of the Board
Kwek Leng Beng
Chairman

Hong Kong, 25 August 2003

MASNET No. 11 OF 27.08.2003
Announcement No. 11


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH, D.C. 155 SECTION

CITY DEVELOPMENTS LIMITED

Notice Of Director's Shareholding

Name of director:	Kwek Leng Joo
Date of notice to company:	27/08/2003
Date of change of interest:	25/08/2003
Name of registered holder:	Kwek Leng Joo
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Acceptance of the offer (the "Offer") by City Developments Limited (the "Company") to acquire all the issued ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL") in respect of 457,776 TRL shares, and election to receive the Share Alternative of 0.13 new share in the Company for each TRL share as consideration pursuant to which 59,510 shares in the Company will be issued to Mr Kwek Leng Joo.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	59,510
% of issued share capital:	0.007
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	See above details on share exchange of TRL shares for shares in the Company pursuant to acceptance of the Offer and election for the Share Alternative.
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	59,510
% of issued share capital:	0.007

Holdings of Director, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	59,510
% of issued share capital:	0	0.007
Total shares:	0	59,510

Note: % of issued share capital is based on the Company's issued ordinary share capital of $408,598,990.50 divided into 817,197,981 shares of $0.50 each as at 25/8/2003, which does not include the 59,510 shares (the subject of the transaction) that will be issued and allotted within 21 days of the acceptance of the Offer.

Submitted by Enid Ling Peek Fong, Company Secretary on 27/08/2003 to the SGX

MASNET No. 118 OF 27.08.2003
Announcement No. 118


SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
155
SECTION

CITY DEVELOPMENTS LIMITED

Mandatory Unconditional Offer (the "Offer") to acquire all the issued ordinary shares in the capital of Target Realty Limited ("TRL")

DBS Bank Ltd ("DBS") has today issued an announcement for and on behalf of the Company in relation to the extension of the Offer until 3.30 p.m. on 11 September 2003.

Attached announcement by DBS is for information only.



final CDL -shut off(4col 16.2

Submitted by Enid Ling Peek Fong, Company Secretary on 27/08/2003 to the SGX

MANDATORY UNCONDITIONAL OFFER

by



for and on behalf of



CITY DEVELOPMENTS LIMITED

(Incorporated in the Republic of Singapore)

to acquire all the issued ordinary shares of $0.05 each in the capital of

TARGET REALTY LIMITED

(Incorporated in the Republic of Singapore)

other than those already held by the Offeror, its related corporations, or the respective nominees of the Offeror or its related corporations as at the date of the Offer

Final Closing Date of Offer: 3.30 p.m. on 11 September 2003

All capitalised terms used and not defined herein shall have the meanings given to them in the Offer Document dated 29 July 2003 issued by DBS Bank Ltd ("DBS Bank"), for and on behalf of City Developments Limited ("CDL" or the "Offeror").

Acceptances Received

DBS Bank wishes to announce, for and on behalf of CDL, that as at 5.00 p.m. on 27 August 2003, CDL has received valid acceptances amounting to 69,737,823 Offer Shares, representing 30.739% of the issued share capital of TRL and 69.066% of the Offer Shares. Included in these acceptances are acceptances in respect of 23,922,238 Offer Shares tendered by certain Concert Parties, representing 10.545% of the issued share capital of TRL and 23.692% of the Offer Shares.

As at the Transfer Announcement Date and the Offer Announcement Date, the CDL Group owned 5,486,976 TRL Shares representing 2.419% of the issued share capital of TRL. Pursuant to the Transfer which was completed on 28 July 2003, the CDL Group's combined equity interest in TRL increased to 125,896,755 TRL Shares representing 55.493% of the issued share capital of TRL. In addition, various Concert Parties held 24,771,165 TRL Shares representing 10.919% of the issued share capital of TRL as at the Transfer Announcement Date and the Offer Announcement Date. Save for the Transfer and acceptances under the Offer, from the Transfer Announcement Date to 5.00 p.m. on 27 August 2003, neither CDL nor, based on information available to CDL as at 27 August 2003, any of its Concert Parties has acquired or agreed to acquire any TRL Shares.

Taking into account the valid acceptances received up to 5.00 p.m. on 27 August 2003, CDL and its Concert Parties now own or control an aggregate of 196,483,505 TRL Shares, representing 86.606% of the issued share capital of TRL.

Delisting

As stated in the Offer Document, depending on the level of valid acceptances received during the Offer, CDL intends to delist and privatise TRL if the opportunity avails itself. If CDL is not entitled to exercise rights of compulsory acquisition after the close of the Offer, but has an aggregate shareholding (together with its Concert Parties) of not less than 75% in TRL, CDL intends to make an application to the SGX-ST for the voluntary delisting of TRL from the Official List of the SGX-ST, pursuant to Rule 1306 of the SGX-ST Listing Manual. Taking into account the acceptances received as at 5.00 p.m. on 27 August 2003, CDL (together with its Concert Parties) will have an aggregate shareholding of not less than 75% after the close of the Offer.

In this respect, Rule 1307 of the SGX-ST Listing Manual requires, *inter alia*, a reasonable exit alternative, which should normally be in cash, to be offered to the shareholders of TRL. However, under Rule 33 of the Code, CDL will not be able to make an exit offer on terms better than those made available under the Offer, without the consent of SIC, if CDL should decide to seek a delisting of TRL within six months of the close of the Offer.

Final Closing Date

DBS Bank wishes to announce, for and on behalf of CDL, that the Offer will close at 3.30 p.m. (Singapore time) on 11 September 2003. CDL has no intention of extending the Offer beyond that date. Accordingly, notice is hereby given that the Offer will not be open for acceptance beyond 3.30 p.m. on 11 September 2003. Any acceptances received after 3.30 p.m. on 11 September 2003 will be rejected.

Shareholders of TRL who wish to accept the Offer but have not done so should complete, sign and forward their relevant acceptance form and all other relevant documents, in accordance with the relevant provisions set out in the Offer Document and the relevant acceptance form, as soon as possible so as to reach the Offeror not later than 3.30 p.m. on 11 September 2003.

The Directors (including those who may have delegated detailed supervision of this announcement) have taken all reasonable care to ensure that the facts stated herein are fair and accurate and no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Issued by
DBS Bank Ltd

For and on behalf of
City Developments Limited

27 August 2003

MASNET No. 118 OF 28.08.2003
Announcement No. 118

CITY DEVELOPMENTS LIMITED



SEC MAIL PROCESSING
RECEIVED
SEP 02 2003
WASH. D.C.
SECTION

Unaudited Second Quarter And Half Year Financial Statement Announcement

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year

These figures have not been audited.

	The Group Second quarter ended 30 June			The Group Half year ended 30 June		
	2003	**2002**	**Increase/ (Decrease)**	**2003**	**2002**	**Increase/ (Decrease)**
	S$'000	**S$'000**	**%**	**S$'000**	**S$'000**	**%**
Revenue	552,125	566,848	(2.6)	1,062,977	1,109,239	(4.2)
Cost of sales	(328,562)	(275,704)	19.2	(603,244)	(525,909)	14.7
Gross profit	223,563	291,144	(23.2)	459,733	583,330	(21.2)
Other operating income	8,473	9,896	(14.4)	46,451	19,627	136.7
Administrative expenses	(92,016)	(103,730)	(11.3)	(183,933)	(210,429)	(12.6)
Other operating expenses	(98,435)	(98,945)	(0.5)	(191,455)	(180,563)	6.0
Profit from operations	41,585	98,365	(57.7)	130,796	211,965	(38.3)
Finance costs	(47,009)	(47,038)	(0.1)	(90,395)	(97,363)	(7.2)
(Loss)/Profit before share of results of associated companies and jointly controlled entities	(5,424)	51,327	NM	40,401	114,602	(64.7)
Share of loss of associated companies	(22)	(102)	(78.4)	(42)	(417)	(89.9)
Share of profit of jointly controlled entities	1,980	16,045	(87.7)	15,970	14,001	14.1
(Loss)/Profit from ordinary activities before taxation (1)	(3,466)	67,270	NM	56,329	128,186	(56.1)
Taxation (2)	5,922	(22,571)	NM	(5,904)	(48,564)	(87.8)
Profit from ordinary activities after taxation	2,456	44,699	(94.5)	50,425	79,622	(36.7)
Minority interests	8,224	(9,382)	NM	(1,599)	(8,930)	(82.1)
Net profit	10,680	35,317	(69.8)	48,826	70,692	(30.9)
Earnings per share (basic and fully diluted)	1.33 cents	4.41 cents		6.10 cents	8.83 cents	

NM : Not meaningful

Note :

[1] (Loss)/Profit from ordinary activities before taxation includes the following :

	The Group Second quarter ended 30 June		The Group Half year ended 30 June	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
(a) Other operating income				
Interest income	10,031	7,751	20,470	15,157
Profit on sale of investments, property, plant and equipment[3]	1,092	753	18,123	1,036
Net exchange (loss)/gain	(2,672)	-	5,418	-
(b) Other expenses				
Depreciation	(42,522)	(53,290)	(84,124)	(107,831)
Amortisation	(1,102)	(1,275)	(2,568)	(2,536)
Write-back of foreseeable losses on development properties (net)	75	2,211	2	29,471
(Allowance for)/write-back of doubtful debts				
- trade	(1,021)	172	(738)	-
- non-trade [4]	(13,652)	-	(13,652)	-
Write-back of/(Allowance for) diminution in value of investments (net)	1,525	(998)	1,962	(723)
Net exchange gain/(loss)	-	1,890	-	(2,294)

[2] Taxation for the second quarter and half year ended 30 June 2003 is derived at by applying the varying statutory tax rates of the different countries in which the Group operates on its taxable profit/(losses) and taxable temporary differences.

Taxation charge for the Group includes overprovision in respect of prior years of $122,000 for the second quarter (2002: $2,296,000) and $4,651,000 for the half year ended 30 June 2003 (2002 : $830,000).

[3] This includes profit of approximately $17m achieved in Q1 2003 on the disposal of non-core assets of subsidiaries comprising a staff hostel in London and a partly built hotel in China.

[4] This relates to a provision against a loan note on a hotel in Florida sold by a subsidiary. Part of the consideration for the sale was in the form of a loan note to the subsidiary secured on the property. The purchaser has now filed for protection from bankruptcy and the subsidiary has therefore decided that it is prudent to make a provision against the loan note.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year

	<--------- The Group ---------->		<----- The Company ------>	
	As at 30.6.2003 S$'000	As at 31.12.2002 S$'000	As at 30.6.2003 S$'000	As at 31.12.2002 S$'000
Non-Current Assets				
Property, plant and equipment	9,040,257	7,397,005	672,518	670,453
Investments in subsidiaries	-	-	2,128,806	2,125,806
Investments in associated companies	4,116	27,651	-	-
Investments in jointly controlled entities	217,851	159,246	63,385	63,385
Financial assets	26,443	22,101	16,825	16,825
Deferred financial charges	16,858	19,284	487	390
Intangible assets	215	253	-	-
Other non-current assets	116,283	115,238	36,265	36,807
Current Assets				
Development properties	2,248,293	2,178,284	1,839,699	1,777,621
Consumable stocks	11,953	12,491	1,197	1,219
Financial assets	18,388	20,528	-	-
Trade and other receivables	702,164	701,596	657,573	687,451
Cash and cash equivalents	548,896	614,787	189,924	191,316
	3,529,694	**3,527,686**	**2,688,393**	**2,657,607**
Less:				
Current Liabilities				
Bank overdrafts	5,237	4,980	-	-
Trade and other payables	706,268	695,585	705,377	639,341
Bank loans	23,181	108,631	17,053	102,681
Current portion of long-term liabilities	375,463	475,581	254,209	200,000
Bonds and notes - repayable within 12 months	338,607	190,351	162,000	147,000
Employee benefits	14,507	15,045	1,366	1,519
Provision for taxation	84,867	123,302	37,447	51,138
Provisions	5,376	-	-	-
	1,553,506	**1,613,475**	**1,177,452**	**1,141,679**
Net Current Assets	**1,976,188**	**1,914,211**	**1,510,941**	**1,515,928**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other borrowings	4,230,640	4,071,027	967,576	938,199
Employee benefits	13,717	11,784	-	-
Deferred tax liabilities	732,002	317,126	25,163	21,841
Provisions	8,192	10,335	-	-
	4,984,551	**4,410,272**	**992,739**	**960,040**
Less:				
Minority Interests	1,964,230	1,382,546	-	-
NET ASSETS	**4,449,430**	**3,862,171**	**3,436,488**	**3,469,554**
CAPITAL AND RESERVES				
Share capital	400,511	400,511	400,511	400,511
Reserves	4,048,919	3,461,660	3,035,977	3,069,043
	4,449,430	**3,862,171**	**3,436,488**	**3,469,554**

1(b)(ii) Aggregate amount of group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 30.6.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$69,313,000	$668,308,000	$187,772,000	$586,988,000

Amount repayable after one year

As at 30.6.2003		As at 31.12.2002	
Secured	Unsecured	Secured	Unsecured
$2,778,894,000	$1,428,455,000	$2,780,289,000	$1,266,305,000

Details of any collateral

The borrowings by subsidiaries are generally secured by :
- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties.

The borrowings by the Company are unsecured.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year

	Second quarter ended 30 June		Half year ended 30 June	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
Cash Flows from Operating Activities				
(Loss)/profit before taxation and minority interests	(3,466)	67,270	56,329	128,186
Adjustments for:				
Amortisation of deferred financial charges	1,099	1,272	2,561	2,529
Amortisation of intangible assets	3	3	7	7
Depreciation	42,522	53,290	84,124	107,831
Deferred financial charges written off	-	155	39	171
Property, plant and equipment written off	9	-	316	82
Profit on sale of property, plant and equipment	(1,083)	(753)	(12,020)	(1,036)
Share of loss of associated companies	22	102	42	417
Share of profit of jointly controlled entities	(1,980)	(16,045)	(15,970)	(14,001)
Interest income	(10,031)	(7,751)	(20,470)	(15,157)
Finance costs	47,009	47,038	90,395	97,363
Dividend income	(1,751)	(1,048)	(3,172)	(1,155)
Allowance for diminution in value of investments (written back)/made (net)	(1,525)	998	(1,962)	723
Allowance for foreseeable losses on development properties written back (net)	(75)	(2,211)	(2)	(29,471)
Allowance for doubtful debts made/ (written back) (net)	14,673	(172)	14,390	-
Operating profit before working capital changes	85,426	142,148	194,607	276,489
Changes in working capital				
Development properties	(28,072)	81,044	(63,062)	170,793
Stocks, trade and other receivables	12,924	12,656	(6,470)	(18,126)
Related corporations	(3,249)	(78,555)	(10,374)	(23,122)
Trade and other payables	(4,830)	(17,352)	16,429	4,994
Employee benefits	(1,038)	(371)	1,588	(9,827)
(Decrease)/increase in working capital	(24,265)	(2,578)	(61,889)	124,712
Income tax paid	(25,241)	(18,358)	(28,594)	(24,208)
Net cash generated from operating activities carried forward	35,920	121,212	104,124	376,993

	Second quarter ended 30 June		Half year ended 30 June	
	2003	2002	2003	2002
	S$'000	S$'000	S$'000	S$'000
Net cash generated from operating activities brought forward	35,920	121,212	104,124	376,993
Cash Flows from Investing Activities				
Purchase of property, plant and equipment	(39,348)	(20,586)	(71,027)	(40,564)
Proceeds from sale of property, plant and equipment	6,723	1,355	20,303	1,751
Increase in deferred financial charges	(29)	(112)	(832)	(196)
Decrease in intangible assets	-	145	-	-
Decrease in investments in jointly controlled entities	-	4,176	-	4,176
Cash flow on acquisition of subsidiaries (net of cash)	-	-	(44,204)	-
Decrease in financial assets	9,515	1,826	6,474	2,116
Interest received (including amounts capitalised as property, plant and equipment and development properties)	10,051	7,768	20,511	15,224
Dividend received from investments	1,751	1,048	3,172	1,155
Net cash used in investing activities	(11,337)	(4,380)	(65,603)	(16,338)
Cash Flows from Financing Activities				
Capital contribution (to)/from minority shareholders	(48,814)	1,477	(48,814)	1,477
Proceeds from term loans	132,330	292,264	325,954	707,916
Repayment of term loans	(217,143)	(364,780)	(355,154)	(744,429)
Repayment to finance lease creditors	(402)	(994)	(589)	(1,551)
Proceeds from issuance of bonds and notes	192,516	120,000	272,516	255,000
Repayment of bonds and notes	(20,000)	(491,401)	(75,000)	(541,401)
(Decrease)/Increase in other long-term liabilities	(1,183)	2,342	(1,380)	(3,621)
Proceeds from bank loans	21,520	131,328	58,880	226,631
Repayment of bank loans	(96,392)	(61,283)	(144,747)	(213,761)
Dividend paid	(46,860)	(46,860)	(46,860)	(46,860)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(50,301)	(51,730)	(97,717)	(107,741)
Net cash used in financing activities	(134,729)	(469,637)	(112,911)	(468,340)
Net decrease in cash and cash equivalents	(110,146)	(352,805)	(74,390)	(107,685)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	5,846	100	8,242	(4,347)
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	647,959	938,847	609,807	698,174
Cash and cash equivalents at the end of the period (net of bank overdraft)	543,659	586,142	543,659	586,142

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year**

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	19,750	-	19,750
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	3,197	-	3,197
Surplus on revaluation of hotel properties	-	-	-	522,518	-	-	522,518
Profit for the period	-	-	-	-	-	38,146	38,146
At 31 March 2003	400,511	945,032	148,143	522,518	137,882	2,291,696	4,445,782
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	35,666	-	35,666
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(3,326)	-	(3,326)
Exchange differences	-	-	-	7,488	-	-	7,488
Profit for the period	-	-	-	-	-	10,680	10,680
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	945,032	148,143	530,006	170,222	2,255,516	4,449,430
At 1 January 2002	400,511	945,032	148,721	-	122,852	2,154,932	3,772,048
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(9,602)	-	(9,602)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(141)	-	(141)
Profit for the period	-	-	-	-	-	35,375	35,375
At 31 March 2002	400,511	945,032	148,721	-	113,109	2,190,307	3,797,680
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	(6,888)	-	(6,888)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(263)	-	(263)
Profit for the period	-	-	-	-	-	35,317	35,317
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2002	400,511	945,032	148,721	-	105,958	2,178,764	3,778,986

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	157	-	157
Surplus on revaluation of a hotel property	-	-	-	855	-	-	855
Profit for the period	-	-	-	-	-	5,051	5,051
At 31 March 2003	400,511	931,910	63,743	855	(522)	2,079,120	3,475,617
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(79)	-	(79)
Profit for the period	-	-	-	-	-	7,810	7,810
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	931,910	63,743	855	(601)	2,040,070	3,436,488
At 1 January 2002	400,511	931,910	63,743	-	(255)	2,031,267	3,427,176
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	39	-	39
Profit for the period	-	-	-	-	-	24,127	24,127
At 31 March 2002	400,511	931,910	63,743	-	(216)	2,055,394	3,451,342
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(344)	-	(344)
Profit for the period	-	-	-	-	-	14,422	14,422
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2002	400,511	931,910	63,743	-	(560)	2,022,956	3,418,560

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year**

There was no change in the company's issued share capital during the period.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**

The figures have neither been audited nor reviewed by our auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**

Except as disclosed in item 5 below, the accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2002.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**

With effect from 1 January 2003, the Group has changed its accounting policy on hotel properties from stating the properties at cost less depreciation to stating the properties at revalued amounts less depreciation. Consequentially, the residual value of the core component of the hotel buildings has been re-evaluated. With this re-evaluation, the directors have concluded that the estimates of residual value used by Millennium & Copthorne Hotels plc ("M&C") are appropriate for use by the Group.

The revalued amounts of the hotel properties are based on the revalued amounts adopted by M&C. The latter's policy is to revalue approximately one-third of its hotel properties each year.

These changes, which are applied prospectively, have the following impact on the net profit for the half year ended 30 June 2003 :

	The Group S$'000
Net profit before change in accounting policy on hotel properties	35,651
Effect of change	13,175
Net profit for the half year	48,826

In addition, an asset revaluation reserve of $530 million on hotel properties was recognised. These resulted in an increase in net asset value per share by $0.68 to $5.55.

The Group continues to adopt its practice of stating its investment properties at cost less depreciation.

6. **Earnings per ordinary share of the group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Basic earnings per ordinary share of 6.10 cents (2002: 8.83 cents) for the half year ended 30 June 2003 is based on net profit of $48,826,000 (2002: $70,692,000) and 801,021,724 ordinary shares in issue.

Basic earnings per ordinary share of 1.33 cents (2002: 4.41 cents) for the second quarter ended 30 June 2003 is based on net profit of $10,680,000 (2002: $35,317,000) and 801,021,724 ordinary shares in issue.

7. Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported on and (b) immediately preceding financial year

	The Group		The Company	
	30.6.2003 S$	31.12.2002 S$	30.6.2003 S$	31.12.2002 S$
Net asset value per ordinary share on issued share capital at the end of the financial period/year	5.55	4.82	4.29	4.33

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. The review must discuss any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors. It must also discuss any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on**

The Group achieved turnover of $552.1 million for Q2 2003 (2002: $566.8 million) and $1,063.0 million for 1H 2003 (2002: $1,109.2 million). After-tax profit attributable to shareholders amounted to $10.7 million for Q2 2003 (2002: $35.3 million) and $48.8 million for 1H 2003 (2002: $70.7 million).

The decrease in profit is due mainly to a lower contribution from property sales, lower rental income because of office rate war and negative contribution from hotels.

Property

The 2nd quarter began on a sombre note with the on-going Iraq war and the continued spread of Severe Acute Respiratory Syndrome (SARS).

However, towards the end of April when the war showed signs of an early resolution and with the number of new SARS cases falling, the Group took the lead to launch Phase 1 of The Pier at Robertson. 70% of the 100 units launched were sold within 4 weeks. The successful launch revived sentiments in the market and propelled a chain of project launches by other developers. This contributed to the healthy sales volume industry wide with 1,917 units registered in Q2 compared to 427 units in Q1.

With the better sentiments, the Group also launched an additional 150 units of Savannah CondoPark in the second phase in mid June, receiving an encouraging response.

However, because of the accounting policy we adopt for recognising profits from development properties, the profits from the sale of The Pier, as well as Edelweiss Park (belonging to an associated company of the Group), have yet to be recognised as they are at the early stages of construction. In addition, no profits have been recognised for Phase 2 of Savannah CondoPark.

Industry wide, prices declined by a marginal 0.6% showing signs of a resilient market despite the impact of the Iraq war and SARS.

Office

The office sector continued to be challenging with rental falling by about 2.4%. The uncertainty of the war and SARS slowed down business activities resulting in a slower take-up. Average occupancy fell to 83% industry wide. The government's decision to postpone the launch of the Business and Financial Centre at Marina Bay was a relief to the market.

Hotels

At the start of the year, the whole travel and hotel industry was confronted with a great deal of uncertainty – which translated into very difficult trading conditions.

An accelerated build-up of international tension and the subsequent Iraq war had a severe impact on travel. This was compounded by the outbreak of the SARS which had a dramatic impact in Asia, particularly in Singapore, Hong Kong and Taiwan. By April, all key markets in Asia were experiencing the worst trading conditions we had ever known. In Singapore, Hong Kong as well as in Taiwan, the governments introduced SARS Relief Packages to help the industry.

In the light of these dire trading circumstances, the Group managed its cost base well. To bring down costs and lessen the impact of this epidemic, the hotels implemented cost reduction measures such as shorter workweek for staff, temporary closure of unprofitable outlets and moth-balling of guestrooms.

Since the cessation of the hostilities in Iraq in early May and the containment of SARS, the SARS-hit countries have pumped in substantial resources to attract tourists back. Corporate travel is rapidly picking up followed by the leisure market.

The Millenium Hilton, which was damaged during the September 11 incident, was reopened on 5 May after restoration.

Although the trading performance of the hotel since it reopened has been better than expected, it incurred a net loss of US$11.3m (approx. S$19.7m) in the first half of 2003 due to ongoing fixed expenses, pre-opening cost and legal fees, compared to a net profit of US$4.5m (approx. S$8.2m) in 2002 from insurance claims. As the legal action with the insurance company has not been settled, we have no business interruption income from this hotel in the period under review.

To mitigate the effects of the challenging market conditions, Millennium & Copthorne Hotels plc ("M&C") maintained its position in the marketplace by driving sales at the local levels. Cost base was further reduced by reorganising certain functions in the business, redundancies and restricting expenses. There was a tight control on capital expenditure.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

The Group's performance for the quarter under review is in line with its expectations as disclosed in the announcement of results for Q1 2003, taking into account that the SARS situation in the region only came under control by the end of June 2003.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months**

Property

The property market continues to be cautious with concern over unemployment and retrenchment as well as the patchy economic recovery.

Whilst the CPF rate cut may be of concern to some, the government has given its assurance that there will be a relief package to help homeowners in difficulty whilst some banks have indicated that they would be willing to provide assistance by rescheduling loan repayments. The rewards of an improved economy as a result of these measures to revive Singapore's competitiveness will have some benefits for the property sector. In the meantime, with the prevailing low interest rate environment and innovative financial packages offered by the banks, homebuyers can opt to match their repayment ability with their reduced income.

With recent developments such as the positive signs in the US economy, the Singapore-US Free Trade Agreement, as well as a more buoyant stock market and improved export figures, some optimism has returned to the market. If the government continues to defer the Land Sales programme through to at least the first six months of next year, which would be particularly helpful in the light of the CPF rate cut, we are optimistic that the prospects for the residential sector will be better.

The Group will be launching the 280-unit Monterey Park and Phase 3 of Savannah CondoPark shortly.

The Group took the opportunity to selectively acquire additional sites for development. A 30,153 sq ft site at Stevens Road next to an adjoining plot owned by the Group was purchased at a good price of $17.4 million. The combined site will make for more efficient development.

The Group, jointly with another developer, has entered into an agreement to purchase enbloc, the Parkview Condominium in the West Coast totalling 407,387 sq ft, at a reasonable price.

Office

Though still facing challenging conditions, office rental decline appears to have slowed down. Rental fell by 2.4% in Q2 compared to 3.5% in Q1. Overall, Singapore's office cost has fallen to 52nd position worldwide according to CB Richard Ellis, compared to the top 10 position some years back. This put Singapore in a much more competitive position to attract new businesses and investment.

Other new developments from the financial sector which may alleviate some of the difficulties facing the office sector would be the migration of offshore assets from Europe ahead of the new tax and banking law changes in 2005, as well as the shift of funds from the United States following the enactment of the Patriot Act. In addition to generating some demand for office space, other spin-offs from these developments include an increase in demand for hotel rooms and apartments amongst others.

For the rest of this year, we expect the office sector to remain subdued but slight improvement could be expected next year in tandem with the recovering economy.

Hotel

We are pleased that M&C's hotels worldwide, particularly in Asia are recovering much better than expected. We believe the worst for the hotel industry is behind us. Airlines are reinstating flights cancelled during the SARS outbreak, intra-regional travel is rising and economic growth forecasts are improving. We see occupancy rates recovering well, though room rates have yet to catch up.

The Millenium Hilton which reopened in May has recovered its market share with average occupancy hitting in excess of 70% since opening.

With M&C expected to return to profit in the second half of the year, our outlook for next year remains positive.

Group Prospects

Barring any other major crisis, the Group is expected to perform better in the second half of the year owing to the timing in profit recognition of property sales, together with the contribution expected from M&C.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? None

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? None

(c) Date payable

Not applicable.

(d) Books closure date

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect

No dividend has been declared or recommended for the period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT (This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year

Not applicable.

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments

Not applicable.

15. A breakdown of sales

Not applicable.

16. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Latest Full Year ()	Previous Full Year ()
Ordinary		
Preference		
Total:		

Not applicable

17. Interested Person Transactions

In the quarter ended 30 June 2003, the aggregate value of all interested person transactions conducted with the Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000), amounted to $184,224.

18. Subsequent Event

On 25 June 2003, City Developments Limited ("CDL") announced (the "Transfer Announcement") that it had entered into a share transfer agreement (the "Transfer Agreement") with Hong Leong Investment Holdings Pte. Ltd., and certain of its subsidiaries (collectively, the "Transferors") pursuant to which 120,409,779 issued and fully-paid ordinary shares of $0.05 each in the capital of Target Realty Limited ("TRL")("TRL Shares") representing 53.075% of TRL's issued share capital, would be transferred from the Transferors to certain subsidiaries of CDL (the "Transfer"), subject to the terms of the Transfer Agreement.

The Transfer entailed the exchange of 120,409,779 TRL Shares (the "Transfer Shares") for the issue of 15,536,746 new ordinary shares of $0.50 each in the capital of CDL (the "Consideration Shares"), representing 1.940% of CDL's issued share capital as at 25 June 2003 or 1.903% of CDL's enlarged share capital immediately following the issue of the Consideration Shares. The aggregate consideration for the Transfer was $72,245,867.40, which is equivalent to $0.60 for each Transfer Share.

On 17 July 2003, CDL announced (the "Offer Announcement") that all the conditions precedent to the Transfer had been satisfied. In accordance with Rule 14 of The Singapore Code on Take-overs and Mergers, CDL was required to make a mandatory unconditional general offer (the "Offer") for all the remaining TRL shares in issue, other than TRL Shares already held at the date of the Offer by CDL, its related corporations or the respective nominees of CDL or its related corporations. Before the Transfer, CDL Group held an equity interest of 2.419% in TRL. Upon completion of the Transfer on 28 July 2003, CDL Group's total equity interest in TRL increased from 2.419% to 55.493%, resulting in CDL becoming a controlling shareholder of TRL.

On 29 July 2003, CDL made the Offer and the Offer Document dated 29 July 2003 containing full details of the Offer was despatched to TRL shareholders.

By increasing its stake in TRL via the Transfer, CDL was able to, inter alia, acquire a controlling interest in a listed property company at a discount to the open market valuation of the underlying property assets. CDL is of the view that some of the five principal properties of the TRL Group have good potential for future development. The Transfer would position CDL to tap the redevelopment potential of these properties at the appropriate stage of the property market cycle. By acquiring a controlling stake in TRL, CDL will have a direct interest in, and will benefit from, any return arising upon the redevelopment of these properties. In addition, TRL benefits from a relatively strong balance sheet, in that it owns five income generating properties with no bank indebtedness.

Copies of the Transfer Announcement, the Offer Announcement and Offer Document are available at the website of Singapore Exchange Limited at www.sgx.com.sg.

The final outcome of the Offer will be reported in a separate announcement to be issued upon closure of the Offer on 11 September 2003.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
28/08/2003